Molex Incorporated

2003 Annual Report

ARS

0-7491

SEC 2 3 2003

P.E 6-30-03



Molex makes it play, [illegible], sort, store, transmit, spin, illuminate, secure, diagnose, cook, alert, talk, display, capture, guide, run, inflate, sense, [illegible], move, process, scan, collect, transfer, respond, communicate, control, see, entertain, monitor, drive, integrate, beep, [illegible], flash, click, convey, clean, freeze, release, recognize, deliver, accelerate, network, copy, test, power, attach, protect, [illegible], distribute, supply, switch, pump, print, generate, assemble, calculate, transform, heat, [illegible], **connect.**

molex®

03031659

Financial Highlights (in thousands, except per share data)

Operations	2003	2002	Change
Net revenue	**$ 1,843,098**	$ 1,711,497	8%
Income before income taxes and minority interest	**110,042**	93,221	18%
Net income	**84,918**	76,479	11%
Net income as a percent of net revenue	**4.6%**	4.5%	—
Return on beginning shareholders' equity	**4.6%**	4.3%	—
Per Share			
Net income:			
Basic	**$ 0.44**	$ 0.39	13%
Diluted	**0.44**	0.39	13%
Dividends per common share	**.10**	.10	—
Book value	**9.88**	9.41	5%
Outstanding shares of stock:			
Basic	**191,873**	194,327	—
Diluted	**193,229**	195,986	—
Number of registered shareholders:			
Common Stock	**5,416**	4,446	—
Class A Common Stock	**8,447**	7,709	—
Financial Position			
Total assets	**$ 2,334,890**	$ 2,253,920	4%
Working capital	**605,965**	555,750	9%
Long-term debt	**13,137**	14,223	(8%)
Backlog	**185,639**	203,512	(9%)
Shareholders' equity	**1,896,568**	1,827,652	4%
Long-term debt as a percent of shareholders' equity	**0.7%**	0.8%	—
Number of employees at June 30	**17,275**	16,640	4%
Current ratio	**2.7/1**	2.5/1	—

Uses of Net Revenue



29.3%	Materials
23.1%	Energy, Rent, Insurance, Interest, etc.
3.6%	Taxes: Business, Income and Payroll
1.0%	Dividends
26.0%	Wages, Salaries and Benefits
12.4%	Depreciation and Amortization
4.6%	Net Income

Sales by Region



35.5%	Americas **$655.2** Million
16.9%	*Europe* **$310.7** *Million*
22.1%	Far East North **$407.8** Million
25.5%	Far East South **$469.3** Million

Sales by Industry



31%	Computer
4%	Other
20%	Telecommunications
19%	Automotive
19%	Consumer
7%	Industrial

Molex Incorporated is a 65-year-old global manufacturer of electronic components, including electrical and fiber optic interconnection products and systems, switches, integrated products and application tooling. The company operates 58 plants in 19 countries and employs 17,275 people.

Molex serves original equipment manufacturers in industries that include automotive, business equipment, computer, computer peripheral, consumer products, industrial equipment, premises wiring and telecommunications. We offer more than 100,000 products to our customers, primarily through direct sales people and authorized distributors.

The global market for electronic connectors is estimated at $24.9 billion.* Molex is the second-largest connector manufacturer in the world in what is a fragmented but highly competitive industry.

*Source: Bishop & Associates, Inc.

Despite
the difficult
economy
of 2003,
we seized
every
opportunity
to put
Molex
products
to work.

Automotive



Opportunity: Increasing electronic content

Although fewer vehicles rolled off assembly lines, Molex's sales to this industry held steady. Comfort, convenience, safety, fuel economy and in-vehicle information are driving growth in automotive electronics, and Molex is responding with products, bumper-to-bumper. Our interconnects are in air bags and seatbelts, tire pressure monitoring systems and powertrain controls, windows and temperature controls. Today's cars are mobile communication centers, complete with navigation tools and multimedia entertainment. Our MOST* (Media Oriented System Transport) connector system, featured at left, uses plastic optical fiber to transmit audio, video and data at high speeds in devices such as CD and DVD players.



*MOST is a registered trademark of OASIS SiliconSystems.


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Mobile Devices



Opportunity: More functions in less space

We achieved double-digit growth in the mobile marketplace — twice the industry rate. We fortified our position with the leading global mobile phone manufacturers through greater Molex content. Besides microminiature connectors, we provide SIM card sockets, keypads, electromechanical subassemblies and internal antennas and subsystems. Many of our innovations answer the challenge of adding functions such as digital cameras, high-resolution color displays and video streaming into smaller packages. For this smartphone, which integrates sound, pictures, video and PDA applications with wirefree web access, we developed an internal antenna, shown at right, that packs multiband versatility into a limited space.



Telecommunications



Opportunity: Use the down market to build momentum

Stiffer competition for a market that shrunk by half in two years severely limited opportunities during 2003. However, we took advantage of the slowdown to focus on making our existing products more cost effective and developing sophisticated technologies that will trigger increased sales as the market recovers. One area of innovation is in high-speed solutions for communication equipment. For example, our Plateau HS Dock™ product, a coplanar signal connector, shown at left, incorporates Molex's new plated plastic technology to increase bandwidth, reduce crosstalk and control impedance in applications like routers and switches.



Opportunity: Cost-competitive production


molex

Desktop and notebook computer makers continued to transfer production to China, which paralleled our strategy of consolidating PC design support and manufacturing in that country. With a lower-cost base, we are expanding our share of next-generation memory and processor sockets, display interfaces and antennas for wireless connectivity. We also were the lead designer of the industry's new interconnect standard for storage devices. Our Serial ATA family, pictured to the right, uses that platform to enable higher-speed communication between a computer's disk drive and processor to deliver more information more quickly.





Business Machines and Peripherals



Opportunity: Global design and delivery

Meeting manufacturers' time-to-market requirements on a global basis was a primary contributor to growth in sales and share. As a strategic supplier, we offer both product depth and technical expertise. Our portfolio includes virtually every interconnect for copiers, printers, scanners and projectors. Engineers in one Molex product development center often work with our engineers in another location on new designs, then use our global systems to smooth the transition from drawing board to delivery. That was the case with our 166-position LGA (Land Grid Array) socket, a collaborative design that employs the latest digital technology to provide clearer, sharper images for computer projectors.

Opportunity: Shape solutions through standards committees

We achieved modest growth by securing new design wins, competitor business and added penetration at key customers. We manufacture power, optical and signal connectors and cables for fast end-to-end data transfer, linking disk drives, controllers, servers, switches and storage enclosures. Our ongoing involvement in industry committees helped develop new standards for these connectors and cables that transport data. For example, our family of SFP (Small Form-factor Pluggable) products, shown at right, offers end users connectivity and more efficient SAN (Storage Area Network) management.







Enterprise Computing



Opportunity: Greater scalability and reliability

Softness in the high-end computing market reflected cutbacks in companies' capital equipment spending. We made advances, nonetheless, particularly in servers, the segment of this market that accounts for the largest volume of purchases. Servers today require increasingly sophisticated connectors to maximize system performance and lessen downtime. Molex offers a large variety of products for power distribution, signal integrity, processor and memory applications. Our VHDM* (Very High Density Metric) connector, inset at left, is used on backplanes to facilitate high-speed internal communication within blade servers like the one pictured here.



*VHDM and Very High Density Metric are registered trademarks of Teradyne, Inc.



Digital Electronics

Opportunity: Rapid product development

We garnered incremental business from the top consumer electronics manufacturers by capitalizing on our ability to quickly design, develop and bring to high-volume production solutions that incorporate Molex breakthroughs in miniaturization and digital technology. We make the world's smallest connectors for home and portable audio, digital still and video cameras, DVD players and recorders, as well as devices such as the one pictured here that combine multiple functions. This palm-sized unit uses our SD Card socket for one-touch insertion of cards as small as postage stamps for storing photos, movies and music.







Appliances



Opportunity: Integrate new technologies

Sales increased to this mature, but stable market. Success stemmed from our deep penetration of a broad customer base — Molex products are in all major appliances (washers, dryers, refrigerators, dishwashers, stoves and microwaves) — and from constantly seeking ways to help manufacturers improve their product quality. One example of the latter is the use of RAST insulation displacement technology, which has a decade-long track record in Europe and is now becoming more popular in the U.S. Our Appli-Mate™ connector system, inset at left, supplies power and signals to washers and dryers while lowering applied costs.



Games and Gaming



Opportunity: First with new products

Molex remained a leading connector source and preferred supplier to the world's biggest video game system makers. We won several key projects that demonstrate our skill in designing innovative connectors and systems that keep pace with this constantly evolving industry. In addition, we increased sales to the casino gaming market, providing products for video poker and slot machines. Popular in Japan, Pachinko machines, like the one shown here, use our compact 2.00mm (.079") pitch MicroClasp™ connector, which features a low-insertion force inner lock that helps on-site installers easily attach new game boards as they are introduced.



Industrial Instrumentation



Opportunity: New technology for next-generation equipment

We achieved double-digit growth during the year, further diversifying Molex's customer mix. Our high-performance cables, integrated products and backplane and microminiature connectors are found in everything from automated test equipment to industrial microscopes to vision systems. Advances in semiconductor technology require comparable advances in equipment to verify quality, function and performance. For example, we developed the custom high performance cable, pictured on the left, to assure signal integrity and overall reliability in testers for next-generation semiconductors.





Factory Automation

Opportunity: Networked process control and monitoring

In the past five years, we dramatically increased our share in the production equipment market. Today, every region of the company is successfully pursuing new business. We are building our base by expanding our distribution channel, increasing our line of compact robotic connectors and creating custom I/O connectors for servo motors, as well as identifying factory uses for time-tested products developed for other industries. For example, our environmentally sealed RJ-45 Ethernet connector, shown at right, helps process control operators collect and manage data from the factory floor quickly and reliably. It is the newest member of a modular jack family that we re-engineered to conform to specifications for industrial Ethernet applications.





Medical



Opportunity: Single-use products

Limited-time-use products for diagnostic and therapeutic equipment pushed volumes higher, and Molex met that healthy demand. We provide both connectors and custom integrated systems for a range of in-hospital applications, including X-ray, Magnetic Resonance Imaging and dialysis machines. For example, we build a variety of disposable assemblies for patient monitoring systems. The assembly depicted here uses our FPC (Flexible Printed Circuitry) switch products to provide a lightweight and comfortable sensor that alerts caregivers when a patient needs immediate assistance. We also are increasing our involvement in the growing area of portable diagnostic devices people can use at home.



By capitalizing on Molex's strength, we captured more marketshare in virtually every industry we serve.

Strength of Molex

5 million

Global Systems: Only connector company with global communication platform; more than 5 million visits to molex.com in 2003

13%

Lean Competitive Organization: SG&A decreased 13% from two years ago; 1/3 of manufacturing capacity in lower-cost production areas

High Investment Rate: 20% of revenue reinvested in product development and manufacturing productivity improvements in the past 5 years, totaling $1.9 billion

58 plants

Global Capabilities: Fully integrated design, manufacturing and sales to support customers worldwide; 58 plants in 19 countries, including 6 in China

100,000

Broad Product Line: More than 100,000 interconnects and integrated product solutions

Balanced Base: Entrenched position in multiple industries and aggressive pursuit of new markets

21 years

Our People: 17,275 dedicated employees; management team with an average of 21 years with Molex

<1%

Financial Stability: Robust balance sheet and cash flow; long-term debt ratio of less than 1%

529/339

Technology Leadership: 529 new patents and 339 new product families in 2003

For the year ended June 30, Molex sales topped $1.8 billion, increasing 7.7% year over year. Net income was $84.9 million, up 11% after accounting for a fourth quarter charge of $28.6 million primarily related to restructuring of operations for the telecommunications infrastructure market. The company generated a 4.6% net profit on sales for the year. Without the special charge, profits would have been up 17.2% and represented 6.2% of sales.

We remained the highly-competitive number-two company in the global connector industry and gained share in virtually all markets we serve. These accomplishments are all the more noteworthy because we achieved them during a downturn whose severity was unprecedented in the connector industry. It also was the first time in more than two decades that the connector market experienced negative growth for longer than 12 months. The industry declined 30% in 2002 and 2003 combined.

Credit for Molex's gains rests squarely on our people. Employee teams worldwide worked tirelessly to help reduce materials costs, refine processes, improve delivery and cut overall expenses through productivity and lean manufacturing initiatives. We deeply appreciate their daily contributions and unflagging dedication during these difficult times.

DRAWING ON OUR STRENGTHS

The downturn has been longer and more pronounced than anyone anticipated. Fortunately, however, we have continued to both support our short-term competitive abilities and ensure our long-term survival. This was no easy feat. It took decisive, defensive action that leveraged the strengths at the core of Molex. Among them:

Financial stability: A robust balance sheet and cash flow and virtually no debt ensure we can operate without compromising the fundamentals of our business. A strong cash balance gives us the freedom to make opportunistic investment decisions that advance the company's goals, as well as builds customer confidence in our ability to meet their needs today and in the future.

High reinvestment rate: To maintain product and manufacturing leadership, we invest a high percentage of annual revenue in new product development and manufacturing productivity improvements. In the past five years, we have channeled $1.9 billion into R&D, facilities and process enhancements. That is money well spent: From 25% to 30% of annual sales comes from products launched in the preceding three years.

Lean competitive organization: We relentlessly focus on reducing our selling, general and administrative costs as a percentage of sales. Since fiscal 2001, we trimmed SG&A spending 13.4%. We also are building volume in lower-cost production locations. In the past three years, we doubled our factory floor square-footage in these areas, which now account for one-third of our total manufacturing capacity. Similarly, we successfully cut our materials costs through the use of our global computer systems, reverse online auctions and identification of alternative resins and metals.

Technology leadership: We strive to provide customers with the most advanced interconnection products and systems through intellectual property development and participation in industry standards committees. In 2003, we commercialized 339 new product families and secured 529 patents at a time when many of our competitors were forced to curtail spending. Presently, Molex engineers are active in 45 standards committees that are shaping the technologies of the future and are at the helm of more than a dozen of them.

Broad product line: We offer more than 100,000 discrete product families, both standard and custom designed. We also continue to expand our integrated system solutions for industries from automotive and computer to medical and industrial. These assemblies, which add value for our customers and revenue for Molex, dovetail with the trend of supplier consolidation.

Diversification: Our mix of business by global region, industry segment and type of customer has a balanced effect on our company. We have manufacturing facilities in 19 countries and serve customers in every corner of the world. In 2003, we continued to widen our scope by identifying and adding accounts, as well as penetrating new market niches and emerging applications.

Global systems: Our state-of-the-art communication systems make it easier for companies to do business with us and easier for us to cost-effectively manage all steps in the supply chain. We created a self-service environment for our customers through www.molex.com. They can access our entire product line, download drawings, obtain price quotes, order samples and track delivery. In 2003, the site drew nearly five million visits and downloads of nearly 800,000 sales drawings. Visitors can search in eight languages or connect to our new Chinese language site. Of special note is that overall, 85% of our customer transactions are electronic.

Molex is the only connector company with a fully global communication platform. We continue to build on our Global Information System, which links 98% of our operations, adding functionality to identify business opportunities, forecast sales revenue and manage customer programs. In 2003, we used the GIS to improve on-time delivery performance 22% and reduce order-to-delivery cycle time 11%.

Environmental responsibility: We are committed to minimizing the environmental impact of our business operations through responsible management and product stewardship. We devote significant resources to improving our environmental management systems and lessening creation of waste and pollution in our facilities. To date, more than 50% of our applicable facilities globally have received ISO-14000 certification, the gold standard for environmental management. We continue to work to attain this certification in our remaining sites.

Additionally, we are progressing in our efforts to provide timely and effective solutions as our customers transition to lead-free products. We expect this process, which began within Molex in 2000, to be complete in 2005 in compliance with European legislation.

Experienced management team: With an average tenure of 21 years with Molex, our seasoned professionals know how to steer the company through difficult times. As importantly, we are passionate about developing Molex leaders of the future through training at all levels. This includes on-the-job and online learning, as well as custom initiatives such as our two-year, in-house global management training program. Our commitment to employee development is as steadfast as our emphasis on product development.

RESULTS BY REGION

Americas *North and South America* Growth was difficult in the Americas in 2003. Sales declined 3%, and profits fell 2%. However, the region was successful in reducing materials and process costs, while trimming lead time to customers.

Although overall corporate infrastructure spending decreased, we took marketshare and secured several big wins in the data storage area based on our broad product line and responsiveness to customers. We also gained ground in the consumer, industrial and medical markets. In addition, our Integrated Products Division identified new opportunities to build subassemblies and complete devices leveraging Molex content. This sparked Molex innovations in disposable switches, impedance matched flex circuits and interfaces for applications as diverse as nonrestrictive patient monitoring systems, computer server backplanes and commercial security systems. Unfortunately, these achievements were only able to offset ongoing reductions in demand from the fiber optic and telecom markets.

Customer delays in our automotive programs kept that market flat. On the upside, we were awarded many new automotive design assignments that will favorably impact future revenue. Additionally, our push into non-automotive transportation such as railroad, marine, truck and commercial avionics began to yield quantifiable results.

We continued to build our base for growth. During the year, we identified, pursued and acquired literally thousands of new customers, through both direct sales and distribution.

Far East North *Japan and Korea* Although the Japanese economy continued to struggle, Molex sales in the region rose 16% in U.S. dollars and 10% in local currencies, while profits edged 15% higher in dollars and 9% in local currencies.

The Far East North did not have as large a base of sales in the fiber optic and telecom industries as the Americas had. The region introduced many new products, reflecting its unparalleled expertise in high-performance technology. Molex Japan is a global leader in precision manufacturing and miniaturization. During the year, it developed products for digital still and video cameras, plasma TVs, computers and handheld devices — all markets that continue to gain larger audiences worldwide.

In the industrial arena, we increased sales in both production and test equipment segments despite the market's delays in capital investment, particularly for semiconductor manufacturing. An area of significant growth was our compact robotic connector line, which brings rugged durability and power to factory automation applications. We anticipate further expansion of our industrial business in the coming year.

We also saw increases in automotive sales as we won a number of new applications in both Japan and Korea.

Far East South *Singapore, Malaysia, China, Thailand, Taiwan and India* Molex's fastest growing region moved 23% higher in sales in U.S. dollars and 22% in local currencies. Profits accelerated 11% in dollars and 10% in local currencies. Fortunately, the recent SARS outbreak did not affect our operations or most of our customers.

All countries in this region experienced healthy revenue increases. Primary drivers of this growth were the transfer of business from other regions, as well as the Far East South's flow of new products and ability to provide both high-volume connector production and integrated systems.

The Far East South now operates 10 factories, including four in China. In 2003, we opened two additional plants in China, which report to our Far East North region.

India also is home to our new high-precision tooling center, which serves as a lower-cost source of molds and dies for Molex plants worldwide. In just a short time, this facility has contributed significantly to our goal of reducing capital expenditures for tooling new products, while maintaining the highest standards of quality.

In addition to our key computer, business machine and mobile phone markets, we are gearing up for increased demand in automotive connectors for both export and in-region consumption.

Europe This region continued to be affected by recession. The European economy lags that of the U.S. by at least a year, keeping this region Molex's weakest today and likely through 2004. Revenue in dollars increased 3%, but in local currencies — the true measure of growth — sales declined 11%. Profits in Europe were significantly impacted by the fiscal fourth quarter 2003 charge.

Europe has been hard hit by the drop in orders for telecommunication equipment and continuing move of mobile phone production to the Far East. As a result of the overall reduction of demand, we closed two smaller plants in Western Europe in the fourth quarter. On a positive note, our automotive business was relatively robust, with the promise of even greater revenue over the next 12 months as we introduce to Europe Molex technologies that have proven successful in the U.S.

In pursuing new business, we are placing greater emphasis on automotive, as well as industrial accounts. These customers increasingly are seeking complete systems, which we can provide through integrated products made in our Poland and Slovakia facilities. We recognize that the markets in Europe have changed and we have adjusted our organization accordingly.

OPPORTUNITIES AHEAD

Globally, we remain cautiously optimistic in our short-to-medium-term outlook. The world's economy remains fragile, and we see only very modest improvement over the next year.

However, we expect a slight increase in spending by corporations, as they gradually begin restoring their technical budgets to update computers and servers and add new products such as wireless laptops. We anticipate modest growth in consumer spending on digital devices such as cameras, DVD players and cell phones, although telecommunications infrastructure sales will languish. Further growth will come from broader use of electronics in vehicles and expansion of our industrial customer base. We also expect gains in medical applications, both institutional and in the emerging category of in-home diagnostics.

Going forward, we will continue to benefit from the long-term viability of the $24.9 billion global connector marketplace. More importantly, we will aggressively build on the fundamental strength of Molex and our more than six-decade-long record of superior customer service. We are committed to making Molex the finest company we can.

For 2004, we believe Molex can achieve sales growth of 7% to 11% and a net profit on sales of 7% to 8%, making good progress toward once again attaining our longtime goal of 10% return on sales. With these results, earnings per share will increase 22% to 38% year over year, excluding the fourth quarter 2003 charge mentioned at the outset of this letter. Based on the momentum we have been building in every aspect of our business, this performance should be within reach.

In closing, we want to extend a warm welcome to new Molex Directors Michelle Collins and Joe Laymon. We and all members of the Board thank them for sharing their expertise with us and look forward to a long working relationship.

J. Joseph King
Vice Chairman and
Chief Executive Officer

Martin P. Slark
President and
Chief Operating Officer

Fred A. Krehbiel
Co-Chairman of the Board

John H. Krehbiel, Jr.
Co-Chairman of the Board


03
02
01
00
99
$1,843,098
$1,711,497
$2,365,549
$2,217,096
$1,711,649

Net Revenue
(in thousands of dollars)


03
02
01
00
99
$84,918
$76,479
$203,919
$222,454
$178,029

Net Income
(in thousands of dollars)


03
02
01
00
99
4.6%
4.5%
8.6%
10.0%
10.4%

Net Income
(as a percent of net revenue)


03
02
01
00
99
$171,193
$172,497
$376,300
$336,353
$228,722

Capital Expenditures
(in thousands of dollars)


03
02
01
00
99
$106,692
$102,854
$140,430
$125,615
$120,918

Net Revenue per Employee
(in dollars)


03
02
01
00
99
4.6%
4.3%
12.0%
14.8%
14.1%

Return on Beginning Shareholders' Equity


03
02
01
00
99
$116,986
$111,771
$134,637
$128,839
$105,940

Research and Development
(in thousands of dollars)


03
02
01
00
99
$655,182
$678,065
$1,056,268
$940,601
$673,803

Net Revenue Americas
(in thousands of dollars)


03
02
01
00
99
$407,821
$351,542
$499,271
$521,165
$364,606

Net Revenue Far East North
(in thousands of dollars)


03
02
01
00
99
$469,342
$380,882
$404,955
$394,067
$341,526

Net Revenue Far East South
(in thousands of dollars)


03
02
01
00
99
$310,685
$300,951
$404,985
$361,166
$331,711

Net Revenue Europe
(in thousands of dollars)

What is the biggest challenge facing Molex in the next year? Two years? Five years?

We must continue to recover our growth. Our focus will be on demand creation and getting our new product engine working more smoothly on a global basis. Longer term, it will be to continue maximizing our return on assets, integration with customers and optimizing our supply chain. Molex is prepared for these challenges: We know what steps need to be taken and we are confident we can accomplish them.

Why has Molex continued to grow and be profitable when so many other companies have not?

The primary reason is that we have an outstanding global team of creative, committed people. Next is our constant investment in new products, the lifeblood of the company. In addition is the belief that the customer always comes first, which drives our entire organization. Finally, we have a mentality of continuous improvement that applies to everything we do every day.

What is Molex's long-term manufacturing strategy, especially in regard to low-cost labor countries?

Compelled by the imperative to compete across the entire spectrum of our offerings, including mature products, we have been moving certain products and labor-intensive operations to lower-cost locations such as China, India, Eastern Europe and Mexico. In addition, some key customers have insisted that we manufacture specific products in these countries.

But we will keep the main content of our company — new product development and high-tech manufacturing — in the countries where our customers have their product development organizations and we have key technical skills and business experience. We understand that many of our customers do not want to incur the logistics risk of having manufacturing so far from their point of consumption.

Has Molex taken share from competitors this year?

Yes, we have, but it is important to remember that taking share is a slow process. Growth is not achieved through a limited number of blockbuster programs, but through many thousands of small wins. It takes a year or more in the high-end computer business and often three years in the automotive business for new opportunities to generate revenue.

Most analysts who follow the connector industry maintain that marketshare is moving to larger suppliers. Do you hold this view?

Macro data supporting this contention show a growing share in the hands of fewer suppliers. Indeed, I believe this to be true. Customers are actively reducing their supply base, and this organic consolidation has accelerated during the downturn because many small and medium-sized connector companies did not have the money to continue to invest in new products and services.

In which markets does Molex expect the most growth over the next three years?

Consumer electronics is certainly a continuing opportunity for us, especially with rapid proliferation of digitization. In addition, we see broad potential in categories such as wireless. There will be growth in automotive because of the increased penetration of electronics in vehicles, as well as in industrial applications because of our emphasis on this area. We also are focusing on the medical electronics industry, a very exciting category that remains relatively unexplored by us.

In what new technologies is Molex investing to help generate future revenue?

Our products and process development is more evolutionary than revolutionary. Miniaturization and signal speed and density are the main directions toward which we are working to push to new levels of precision and performance. We also are using technology to enhance our relationships with our customers; we are not just supplying products, but wrapping them in a blanket of information, logistics, design and testing services.



Is Molex gaining a competitive advantage from its investment in global computer systems?
Definitely. They are helping us understand and manage our global customers, provide enhanced uniform service worldwide and improve our productivity. Another advantage is that the integration and robustness of the systems globally give our management much greater assurance in terms of internal controls. The strength of such controls leads to timely and reliable financial results.

Why does Molex maintain such a strong cash balance?
It gives us the freedom to make quick investment decisions for acquisitions and joint-venture opportunities without having to worry about where the financing will come from. Our strong balance sheet also is viewed favorably by global customers seeking assurance of long-term support. I would note that our conservatism in this regard is once again back in favor.

Return on assets has generally trailed other financial ratios at Molex. What plans are in place to improve this?
Our ROA always will appear somewhat low because of our conservative cash position and because we are vertically integrated in manufacturing and choose to purchase rather than lease our factories. Our heavy fixed assets, on one hand, have been a burden, but on the other hand, enable strong internal control of product quality and cost. We have been making good progress in reducing our inventory position and are critically reviewing all potential fixed-asset additions to return to more reasonable depreciation levels.

How did the profit goal of 10% net return on sales develop at Molex? Is it sustainable?
Its origins go farther back than my era at Molex. As the company became more sophisticated, that target level of return was justified based on what was needed to fund debt-free growth. Yes, I believe we can recover our business to deliver this goal and the way to do that is to get back on our cycle of higher investment than our competitors, leading to higher growth, leading to higher profitability.

How has Molex responded to issues regarding corporate governance?
I am proud to be part of a company that was built on the highest standards of openness and integrity and I have the utmost confidence that we are in conformance with best practices in corporate governance. The company has worked in the past year to ensure we meet the highest standards in form as we always have done in substance.

Donald G. Lubin
Fred L. Krehbiel
J. Joseph King





John H. Krehbiel, Jr.
Michael J. Birck
Martin P. Slark
Joe W. Laymon

Masahisa Naitoh
Dr. Robert J. Potter
Edgar D. Jannotta





Michelle L. Collins
Fred A. Krehbiel
Douglas K. Carnahan



Robert B. Mahoney
J. Joseph King
Kathi M. Regas



Werner W. Fichtner
John H. Krehbiel, Jr.



Fred A. Krehbiel
James E. Fleischhacker



Goro Tokuyama
Ronald L. Schubel
Martin P. Slark

Fred A. Krehbiel
Co-Chairman of the Board,
Molex Incorporated

John H. Krehbiel, Jr.
Co-Chairman of the Board,
Molex Incorporated

Michael J. Birck
Chairman of the Board and
Chief Executive Officer,
Tellabs, Inc.

Douglas K. Carnahan
Senior Vice President
and General Manager
for the Measurement Systems
Organization, Hewlett-Packard
Company, Retired

Michelle L. Collins
Managing Director,
Svoboda, Collins L.L.C.

Edgar D. Jannotta
Partner,
William Blair & Company

J. Joseph King
Vice Chairman and
Chief Executive Officer,
Molex Incorporated

Fred L. Krehbiel
President, Automotive Division,
Americas, Molex Incorporated

Joe W. Laymon
Vice President,
Corporate Human Resources,
Ford Motor Company

Donald G. Lubin
Partner,
Sonnenschein Nath & Rosenthal

Masahisa Naitoh
Vice Chairman,
Itochu Corporation

Dr. Robert J. Potter
President and
Chief Executive Officer,
R.J. Potter Company

Martin P. Slark
President and Chief
Operating Officer,
Molex Incorporated

Executive Committee

The members of Molex's Executive Committee bring an average of 21 years of global management experience with the company to their leadership roles and responsibilities.

Lye Hin Ang
Group General Manager,
Malaysia and Singapore,
Far East South, 5 years

Graham C. Brock
Vice President, Sales,
Europe, 27 years

David K. Christein
Vice President,
Americas, 21 years

J.T. Chung
General Manager and President,
Korea, 22 years

Daniel A. Dixon
Director, Technical Services,
Molex Incorporated, 17 years

Werner W. Fichtner
Corporate Vice President
and President,
Europe, 21 years

James E. Fleischhacker
Executive Vice President,
Molex Incorporated, 20 years

Louis A. Hecht
Corporate Secretary and
General Counsel,
Molex Incorporated, 29 years

Katsumi Hirokawa
President,
Molex-Japan Co., Ltd., 8 years

Yasuhiro Ichijo
Executive Director,
Total Engineering and Marketing,
Molex-Japan Co., Ltd., 26 years

Branimir Kesic
Vice President, Marketing,
Molex Incorporated, 26 years

J. Joseph King
Vice Chairman and
Chief Executive Officer,
Molex Incorporated, 28 years

Fred A. Krehbiel
Co-Chairman of the Board,
Molex Incorporated, 38 years

Fred L. Krehbiel
President,
Automotive Division,
Americas, 14 years

John H. Krehbiel, Jr.
Co-Chairman of the Board,
Molex Incorporated, 44 years

Joseph H. Lawniczak
Director, Manufacturing,
Molex Incorporated, 23 years

Thomas S. Lee
Vice President,
New Ventures and Acquisitions,
Molex Incorporated, 24 years

G. Neil Lefort
Vice President, Investor Relations,
Molex Incorporated, 27 years

Robert B. Mahoney
Executive Vice President,
Treasurer and
Chief Financial Officer,
Molex Incorporated, 8 years

Gary J. Matula
Vice President,
Information Systems,
Molex Incorporated, 19 years

Liam G. McCarthy
Vice President, Operations,
Europe, 27 years

Atsuhiko Nariki
Executive Director,
Business Operations,
Molex-Japan Co., Ltd., 8 years

Kathi M. Regas
Corporate Vice President,
Human Resources,
Molex Incorporated, 18 years

David B. Root
President,
Connector Products Division,
Americas, 21 years

Thomas E. Schneider
Vice President, Tooling Group,
Americas, 34 years

Ronald L. Schubel
Executive Vice President
and President, Americas, 22 years

Martin P. Slark
President and
Chief Operating Officer,
Molex Incorporated, 27 years

Frank Tan
Managing Director,
Greater China Region,
Far East South, 25 years

Goro Tokuyama
Corporate Vice President
and President,
Far East North, 18 years

Hans A. van Delft
General Manager, Biberach,
Europe, 16 years

Jay R. Williamson
Director, World Wide Quality,
Molex Incorporated, 10 years

Table of Contents

Ten Year Financial Highlights Summary

(in thousands, except per share data)

Operations	**2003**	2002	2001	2000	1999	1998	1997	1996	1995	1994
Net revenue	**$ 1,843,098**	$ 1,711,497	$ 2,365,549	$ 2,217,096	$ 1,711,649	$ 1,622,975	$ 1,539,712	$ 1,382,673	$ 1,197,747	$ 964,108
Gross profit	**609,741**	542,035	858,489	854,889	673,338	670,709	640,895	562,731	512,498	410,128
Income before income taxes and minority interest	**110,042**	93,221	291,416	323,694	230,214	274,823	262,369	228,953	214,492	159,477
Income taxes	**24,762**	16,684	87,424	100,810	52,363	92,490	95,581	83,300	90,273	63,186
Net income	**84,918**	76,479	203,919	222,454	178,029	182,243	166,716	145,586	124,035	94,852
Earnings per common share:[1]										
Basic	**0.44**	0.39	1.04	1.13	0.92	0.93	0.85	0.74	0.63	0.49
Diluted	**0.44**	0.39	1.03	1.12	0.91	0.92	0.84	0.74	0.63	0.49
Net income as a percent of net revenue	**4.6%**	4.5%	8.6%	10.0%	10.4%	11.2%	10.8%	10.5%	10.4%	9.8%

Financial Position										
Current assets	**$ 962,113**	$ 915,343	$ 891,865	$1,023,009	$ 881,338	$ 867,791	$ 873,614	$ 734,589	$ 773,036	$ 635,104
Current liabilities	**356,148**	359,593	374,106	475,449	342,441	336,275	342,026	275,182	278,046	205,394
Working capital	**605,965**	555,750	517,759	547,560	538,897	531,516	531,588	459,407	494,990	429,710
Current ratio	**2.7**	2.5	2.4	2.2	2.6	2.6	2.6	2.7	2.8	3.1
Property, plant and equipment, net	**1,007,948**	1,067,590	1,092,567	980,775	809,602	676,161	665,468	613,125	567,303	440,995
Total assets	**2,334,890**	2,253,920	2,213,627	2,247,106	1,902,012	1,639,634	1,636,931	1,460,999	1,441,020	1,138,517
Long-term debt	**13,137**	14,223	19,351	21,593	20,148	5,566	7,350	7,450	8,122	7,350
Capital leases	**3,731**	3,626	6,114	—	—	—	—	—	—	—
Shareholders' equity	**1,896,568**	1,827,652	1,765,640	1,705,804	1,500,537	1,261,570	1,235,912	1,131,271	1,107,268	881,614
Return on beginning shareholders' equity	**4.6%**	4.3%	12.0%	14.8%	14.1%	14.7%	14.7%	13.1%	14.1%	12.6%
Dividends per common share[1]	**0.10**	0.10	0.10	0.09	0.05	0.05	0.04	0.03	0.02	0.02
Weighted average common shares outstanding:[1]										
Basic	**191,873**	194,327	195,471	196,060	194,340	195,750	196,389	196,768	195,343	193,313
Diluted	**193,229**	195,986	197,633	198,208	195,631	197,971	198,349	198,819	197,414	194,826

[1]Restated for the following stock dividends: 25%–January 2000; 25%–November 1997; 25%–February 1997; 25%–August 1995; 25%–November 1994.

(in thousands, except per share data)

Financial Highlights

Fiscal 2003 results marked a welcome turnaround from a most challenging prior fiscal year. Revenue for the current fiscal year of $1.84 billion increased 7.7 percent from last year. Net income for the year of $84.9 million, which included a fourth-quarter charge of $28.6 million (net of tax benefit of $11.5 million) increased 11.0 percent from the prior year. The prior year results included a special charge of $25.3 million (net of tax benefit of $8.9 million). Management remains focused on striving for efficiencies in costs and productivity while pushing for growth through continued investment in new product development.

Investor Returns

Molex is committed to providing shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of 6.5 percent on Molex Common Stock and 4.7 percent on Molex Class A Common Stock.

A $100 investment in Molex Common Stock at June 30, 1998, together with the reinvestment of dividends, would be worth $137 at June 30, 2003, and a similar investment in Molex Class A Common Stock would be worth $126 at June 30, 2003.

Molex Common Stock / High-Low-Close by Quarter


70
60
50
40
30
20
1999
2000
2001
2002
2003

Five-Year Cumulative Total Return

(Fiscal years ended June 30)


300
250
200
150
100
50
1998
1999
2000
2001
2002
2003
Molex Incorporated Common Stock
Molex Incorporated Class A Common Stock
S&P 500
New Peer Group Index
Old Peer Group Index

Financial Position and Liquidity

The strength of the Company's financial position is increasingly cited by customers as a major competitive advantage for choosing Molex. We are consistently able to fund capital projects and working capital needs principally out of operating cash flows and cash reserves. Cash and marketable securities at June 30, 2003 totaled $350.2 million, an increase of $36.9 million over the prior year.

The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management remains confident that the Company's liquidity and financial flexibility are adequate to support both current, as well as future growth. Molex has historically used external borrowings only when a clear financial advantage exists. Long-term debt at June 30, 2003 totals $13.1 million. The Company has available lines of credit totaling $129.9 million, of which $127.3 million remain unused at June 30, 2003.

Net cash provided from operations was $349.5 million during fiscal 2003. The decrease from the prior year was due mainly to a $58.7 million decline in cash flows from working capital. Cash flows generated by reductions in accounts receivable and inventory due to lower revenue in the prior year were not repeated in the current year.

Contractual Obligations and Commercial Commitments

Contractual Obligations Due by Year	2004	2005	2006	2007	2008 and after
Long-term debt	$ 1,574	$ 1,578	$ 3,629	$ 1,498	$ 6,432
Capital lease obligations	4,246	2,056	1,181	610	596
Operating leases	7,245	4,084	2,466	1,982	5,469
Total contractual cash obligations	$ 13,065	$ 7,718	$ 7,276	$ 4,090	$ 12,497

Commercial commitments consist of $2.6 million drawn on the Company's existing lines of credit. Commitments expire as follows: $1.6 million in 2004 and $1.0 million after 2006.

Net cash used for investing activities was $293.8 million in fiscal 2003, consisting of capital expenditures, an increase in our level of investment in marketable securities and other investments. During fiscal 2003, Molex added new facilities in China, India and Slovakia while closing one facility in the United States. In fiscal 2003, Molex facility floor space worldwide increased to 7.0 million square feet.

Net cash used for financing activities was $92.3 million in fiscal 2003, primarily for the payment of dividends and the purchase of treasury stock. The Company purchased 3,352,500 shares of Class A Common Stock during fiscal 2003 and 2,902,000 shares during fiscal 2002. The Company's Board of Directors has authorized the purchase of as much as $100 million of Common and/or Class A Common Stock during fiscal 2004.

Percentage of Net Revenue

Fiscal year ended June 30,

	2003	2002	2001
Net revenue	**100.0%**	100.0%	100.0%
Cost of sales	**66.9**	68.3	63.7
Gross profit	**33.1**	31.7	36.3
S, G & A expenses	**27.2**	25.8	24.5
Income from operations	**5.9**	5.9	11.8
Total other income	**0.1**	(0.4)	0.5
Income before income taxes	**6.0**	5.5	12.3
Income taxes	**1.4**	1.0	3.7
Net income	**4.6%**	4.5%	8.6%

U.S. Dollar Percentage Change	**2003-2002**	2002-2001
Net revenue	**7.7%**	(27.6)%
Cost of sales	**5.5**	(22.4)
Gross profit	**12.5**	(36.9)
S, G & A expenses	**13.4**	(23.7)
Income from operations	**8.3**	(64.2)
Total other income	**122.9**	(158.4)
Income before income taxes	**18.0**	(68.0)
Income taxes	**48.4**	(80.9)
Net income	**11.0%**	(62.5)%

Fiscal 2003 Compared with Fiscal 2002

Fiscal 2003 net revenue was $1.84 billion, a 7.7 percent increase from $1.71 billion reported last year. Excluding the favorable impact from exchange rates, the increase was 3.7 percent, with the strongest growth occurring during the first half of the year. International operations generated net revenue of $1.21 billion or 65.5 percent of total Molex net revenue.

Net revenue in the Americas region declined 3 percent from last year. While we experienced growth in the connector products and industrial markets, the lack of demand in the telecommunications infrastructure and fiber optics markets impeded overall revenue growth in the region. During the year, the region focused on and was successful in reducing operating costs and achieving operating efficiencies through consolidating functions, streamlining processes, downsizing facilities and controlling discretionary spending.

In the Far East North, net revenue rose 16 percent in U.S. dollars during fiscal 2003 and 10 percent in local currencies compared with the prior year. This growth, despite a sluggish economy, was driven by the successful design-in of new products serving the consumer electronics market in products such as digital still and video cameras, mobile phones and plasma TVs. This success confirms the importance of continued investment in new product development for the region, especially in newly emerging markets.

Net revenue during fiscal 2003 in the Far East South region increased 23 percent in U.S. dollars and 22 percent in local currencies. Strong demand in the personal computer market led the growth as more motherboards, desktop and notebook PCs and peripherals were produced in the region. Successful new product developments in this area keep us well poised for continued growth. This is particularly important as customers continue transferring business into the region and competition grows for this business.

The European region experienced a 3 percent net revenue increase in U.S. dollars, but an 11 percent decline in local currencies. This region remains our most difficult as it entered the global recession after our other regions and remains behind in the economic cycle. Cost-cutting measures implemented this year include the consolidation of our manufacturing facilities into five main plants, streamlining processes and controlling discretionary spending. Although the telecom market was severely impacted, we did realize growth in the automotive and industrial markets and look to those markets for our continued growth.

As a result of continuing weak demand in the telecommunications infrastructure market, the Company recorded a pretax charge of $40.1 million ($28.6 million, net of tax benefit of $11.5 million) relating to this industry during the fourth quarter of fiscal 2003, comprising $23.1 million relating to write-offs of manufacturing assets and facilities, $11.9 million to reflect workforce reductions of 537 people and $5.1 million for the write-off of licenses and investments dedicated to the telecom industry. The majority of these charges impacted the Americas ($27.7 million) and European ($8.4 million) regions where the Company had its highest concentration of telecom business.

The consolidated gross profit margin was 33.1 percent of net revenue in fiscal 2003, an increase from 31.7 percent reported in fiscal 2002, largely due to a more favorable product mix, as well as lower pricing for raw materials and purchased components.

Fiscal 2003 gross profit was also impacted by $5.4 million of the aforementioned fourth quarter charge due to costs from the manufacturing-related employment reductions and inventory write-downs. Fiscal 2002 gross profit included a similar $7.1 million pretax charge.

Selling, general and administrative expenses of $501.3 million were up 13.4 percent or $59.4 million over the prior year and as a percentage of net revenue increased from 25.8 percent in fiscal 2002 to 27.2 percent in fiscal 2003. The current year included the reinstatement of salaries and certain employee retirement benefits to normal levels, as well as increases in travel and other revenue-related expenses. Fiscal 2003 also included $29.6 million as part of the fourth quarter pretax charge related to asset and facility write-offs, as well as employment reductions in selling and administrative areas. Fiscal 2002 included a $15.6 million pretax charge related to employment reductions.

Research and development expenditures were $117.0 million or 6.3 percent of net revenue during fiscal 2003, compared with $111.8 million or 6.5 percent of net revenue in the prior year. These expenditures contributed to the release of 339 new product families during the year. In fiscal 2003, 25.7 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to maintain and enhance the Company's competitive position. The Company was granted 529 new patents during the year.

Net interest income increased $2.2 million during fiscal 2003, primarily due to an interest benefit from the favorable closure of corporate tax audits in several U.S. jurisdictions, as well as additional interest on the Company's higher cash balances.

The effective income tax rate was 22.5 percent for fiscal 2003 compared with 17.9 percent in fiscal 2002. The rate for the current year includes a $3.0 million benefit from the favorable closure of corporate tax audits in several U.S. jurisdictions. This benefit reduced the current year effective tax rate nearly three percentage points. The remaining increase in the effective tax rate from the prior year reflected an increase in the Company's pretax earnings from higher rate jurisdictions. The Company continues its ongoing global effort to reduce its income tax burden through a disciplined repatriation strategy and better planning.

Net income grew 11.0 percent during fiscal 2003 to $84.9 million. Excluding the effect of foreign exchange rates, which had minimal impact, net income was up 10.5 percent. Fiscal 2003 net income includes a charge of $28.6 million (net of tax benefit of $11.5 million) to reflect costs associated with write-offs of manufacturing assets and facilities and related licenses and investments, and employment reductions. Fiscal 2002 net income includes a charge of $25.3 million (net of tax benefit of $8.9 million) related to employment reductions, the lower current value of investments in other companies and asset write-downs related to certain operations being closed. Earnings per share was $0.44 during fiscal 2003 compared with $0.39 during fiscal 2002.

Comprehensive income includes all non-shareholder changes in equity and consists of net income, foreign currency translation adjustments, required minimum pension liabilities and unrealized gains and losses on available-for-sale securities. The change in comprehensive income for the year was primarily due to net income and foreign currency translation adjustments. During fiscal 2003, the U.S. dollar was weaker versus the euro when compared with the prior year, resulting in an increase in comprehensive income.

Fiscal 2002 Compared with Fiscal 2001

Net revenue for fiscal 2002 was $1.71 billion, a 27.6 percent decline from $2.37 billion reported in fiscal 2001. Excluding the impact of exchange rates, the decline was 26.0 percent. All regions were impacted by this worldwide decline in business levels and all were required to take drastic measures to reduce costs and improve efficiency levels to be in line with the lower revenue. In fiscal 2002, international operations generated net revenue of $1.04 billion or 61.0 percent of total Molex net revenue.

In the Americas region, net revenue was down 35 percent from fiscal 2001. The markets most severely impacted by the downturn were the telecommunications infrastructure and fiber optics markets. Automotive was flat to slightly down, as inventories in the channels and dealerships stayed lean and consumer spending on automobiles remained level despite the economy. Industrial division product revenue was impacted by the lower level of capital investment during fiscal 2002, while networking applications and other data-market-related high-end products such as storage systems, mainframes and servers were all down due to cutbacks in spending by original equipment manufacturers ("OEMs"). In addition, while the level of customer design activity continued, the conversion of design into production remained very slow as customers struggle with increasing their end-market new product sales. Overall, the region did experience sequential improvement in revenue during the latter two quarters of fiscal 2002 due to increased demand in several markets, but visibility remained very limited.

Net revenue in the Far East North region during fiscal 2002 declined 29 percent in U.S. dollars and 23 percent in local currencies, compared with fiscal 2001. Molex Japan, the principal operating company in this region, was impacted by the Japanese economy, which was hit especially hard as its local markets continued to shrink overall. Exports were depressed by the weaker economies in Europe and the Americas, which historically have been strong areas for Japan microminiature and data products. Also, Japanese customers began to transfer more programs to the Far East South region. This set of events required the successful implementation of a number of programs focused on reducing costs and inventories. In addition, consumer programs were slower to develop than anticipated early in the year and, when finally implemented, had reduced connector content and were priced lower to be successful in the market. Data and telecom-related products were also adversely impacted in both Japan and across the export markets into which Japan has traditionally sold. The Korean economy faired better for our operations, with revenue in the second half of the fiscal year exceeding those in the comparable prior-year period. Investment in new product development remained a priority for the entire region, especially in newly emerging markets, to position Molex well for an economic recovery.

In the Far East South, net revenue decreased 7 percent in U.S. dollars during fiscal 2002 and 5 percent in local currencies. New programs such as sockets for next generation microprocessors, cell phones and the transfer of Japanese consumer programs bolstered the region's growth in the face of slackened demand for its traditional desktop and notebook products. Wins in peripheral products such as storage disk drive devices and the growing concentration of contract manufacturers in the region both helped support revenue levels in the face of overall demand reductions. Also of benefit was the transfer of many customer programs from Europe and the Americas to this region. As demand fell across the world for electronics products, lower cost capacity in this region was used more extensively than capacity in higher cost areas in the Americas and Europe.

Net revenue in the European region during fiscal 2002 declined 28 percent in U.S. dollars and 29 percent in local currencies from fiscal 2001. The disproportionate weighting in this region towards telecom made it more vulnerable to the downturn than in other regions. Sales of cell phones and telecommunications infrastructure were hurt by the slowdown in customer capital spending. The Company's careful credit evaluation of customers in financial difficulty also resulted in reduced revenue from telecom customers. General market and distribution sales were more stable during the year but could not compensate for the declining sales to OEMs throughout the region. Many of the Company's key OEM customers encountered significant difficulties during the year, further delaying the chance to turn an awarded contract into revenue-generating products. In addition, the closure of the France membrane switch business further hurt the region's revenue, as did price erosion, which was higher in this region than in the Company overall.

During the second quarter of fiscal 2002, the Company recorded a pretax charge of $34.2 million ($25.3 million, net of tax benefit of $8.9 million) comprising $18.7 million to reflect costs associated with a reduction in the global workforce of approximately 800 people, $10.0 million to reflect the lower current value of investments in other companies and $5.5 million of asset write-down costs related to certain operations being closed.

The consolidated gross profit declined to 31.7 percent of net revenue in fiscal 2002 from 36.3 percent during fiscal 2001, principally due to higher depreciation expense. Depreciation expense as a percent of net revenue was 10.9 percent compared with 7.5 percent in fiscal 2001. Inventory reductions made throughout the year to align production levels with revenue levels contributed to the decline in gross profit margin. Price erosion was more severe than in previous years, but was partially offset by the material cost reductions on most products due to more favorable pricing for raw materials and purchased components. In addition, many plants implemented four-day work weeks, extended vacations or other measures to reduce variable costs as much as possible to counteract lower revenue.

Fiscal 2002 gross profit was also impacted by $7.1 million of the aforementioned second quarter charge due to costs from the manufacturing-related employment reductions. Fiscal 2001 gross profit included a $16.4 million pretax charge related to additional slow-moving and excess inventory write-offs and employment reductions.

Selling, general and administrative expenses of $441.9 million declined 23.7 percent or $137.0 million from fiscal 2001, but as a percentage of net revenue increased from 24.5 percent in fiscal 2001 to 25.8 percent during fiscal 2002 due to lower revenue in fiscal 2002. Cost reductions in place during fiscal 2002 included across-the-board salary reductions from 6 percent to greater than 40 percent, no bonus provision and sharp reductions in discretionary spending. Fiscal 2002 also included $15.6 million as part of the second quarter pretax charge related to employment reductions in selling and administrative areas, while fiscal 2001 included a $27.1 million pretax charge related to employment reductions and asset write-offs.

Research and development expenditures were $111.8 million or 6.5 percent of net revenue during fiscal 2002, compared with $134.6 million or 5.7 percent of net revenue in fiscal 2001. These expenditures contributed to the release of 403 new product families during the year. In fiscal 2002, 27.5 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to enhance the Company's competitive position. The Company was granted 464 new patents during the year.

Net interest income declined 12.8 percent during fiscal 2002 due to overall lower interest rates on invested cash balances, as well as higher interest expense due to capital lease payments.

The effective income tax rate was 17.9 percent for fiscal 2002, compared with 30.0 percent in fiscal 2001. The rate for fiscal 2002 was affected by a $5.0 million one-time tax benefit related to certain operations being closed as a result of the second quarter charge. This tax benefit and the tax impact of the second quarter charge reduced the effective tax rate by 6 percentage points. The remaining reduction in the effective tax rate from fiscal 2001 reflected a change in the mix of the Company's pretax earnings from higher rate jurisdictions in which the Company operates to lower rate jurisdictions, principally in the Far East South, as well as the ongoing global effort to reduce its income tax burden through a disciplined repatriation strategy and better planning.

Net income declined 62.5 percent to $76.5 million during fiscal 2002. Excluding the effect of foreign exchange rates, which decreased net income by $3.1 million, net income was down 61.0 percent. Fiscal 2002 net income includes a charge of $25.3 million (net of tax benefit of $8.9 million) to reflect costs associated with employment reductions, the lower current value of investments in other companies and asset write-downs related to certain operations being closed. Fiscal 2001 net income includes a charge of $30.3 million (net of tax benefit of $13.2 million) related to slow and excess inventory write-offs, employment reductions and asset write-offs. Earnings per share was $0.39 during fiscal 2002, compared with $1.03 during fiscal 2001.

Comprehensive income includes all non-shareholder changes in equity and consists of net income, foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The change in comprehensive income for the year was due mainly to net income and foreign currency translation adjustments. During fiscal 2002, the U.S. dollar was weaker versus the Japanese yen and the euro when compared with fiscal 2001, resulting in an increase in comprehensive income.

New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as of July 1, 2002. These statements address the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, respectively. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The adoption of SFAS No. 143 and SFAS No. 144 had no material impact on the consolidated financial statements other than the asset write-downs included in the fiscal 2003 fourth quarter charge.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The fiscal 2003 fourth quarter charge was recorded in accordance with SFAS No. 146.

In November 2002, the FASB issued Financial Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation establishes accounting and disclosure requirements for a company's obligations under certain guarantees that it has issued. A guarantor is required to recognize a liability for the obligation it has undertaken in issuing a guarantee, including the ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no material impact on the Company.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. For the Company, this Interpretation is effective immediately for variable interest entities created after January 31, 2003 and effective July 1, 2003 for variable interest entities acquired before February 1, 2003. The Company does not expect the adoption of this Interpretation to have any impact on its fiscal 2004 consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The statement is effective for and should be prospectively applied to contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of this statement to have any impact on its fiscal 2004 consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective in the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this statement to have any impact on its fiscal 2004 consolidated financial statements.

Outlook

Visibility beyond the short term remains difficult with customers ordering only for their short-term requirements with little advance notice, but we do expect a modest improvement during fiscal 2004. With our continued emphasis during the past year on cost reductions and operating efficiencies, as well as expanding our capabilities in lower-cost locations, we expect to benefit from increased profit leverage as business improves. The Company continues to invest in new product development and is positioned with many new products for both our core markets, as well as a number of new markets. We remain focused on serving our customers, increasing our profits and gaining marketshare primarily through reinvestment. We expect modest revenue growth of 7 percent to 11 percent during fiscal 2004 and for profits to grow faster than revenue, due to our profit leverage.

To further expand the Company's global presence, offer innovative products at an accelerated pace and position itself for growth as the global economy improves, Molex plans to invest $160 million to $170 million in capital expenditures for the fiscal year ending June 30, 2004. The Company continues to emphasize expansion in markets such as automotive, integrated products, industrial and medical, while working to further strengthen its significant position as a leader in the computer and digital consumer markets. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world.

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements. The significant accounting principles that management believes are the most important to aid in fully understanding the Company's financial results are included below. See Notes to the Financial Statements for a more detailed description of these and other accounting policies of the Company.

Revenue Recognition

The Company recognizes revenue when title and risk of ownership transfers to the buyer. The impact of judgments and estimates on revenue recognition is minimal. A reserve for estimated returns is established at the time of sale based on historical return experience to cover returns of defective product and is recorded as a reduction of revenue. A reserve for doubtful accounts is recorded generally based on a percentage of aged receivables and management's evaluation of customer credit risk. Management judgment is utilized in assessing customer creditworthiness, changes in customer payment history, historical bad debt experience and economic and market trends. Different assumptions or changes in economic circumstances could result in changes to these reserves.

Income Taxes

The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

The Company has net deferred tax assets of $128 million at June 30, 2003. In assessing the need for valuation allowances, the Company considers future forecasted taxable income and tax planning strategies. The Company has determined that it is unlikely that it will be able to realize a net deferred asset in the future relating to certain European net operating losses. A valuation allowance of $10 million was recorded in the current fiscal year to offset the recording of a deferred tax asset of $10 million in the current fiscal year related to certain European net operating losses. The cumulative valuation allowance relating to these European net operating losses is approximately $19 million at June 30, 2003.

The Company has operations in several countries around the world that are subject to income and other similar taxes in these countries. The estimation of the amounts of income tax to be recorded by the Company involves the interpretation of complex tax laws and regulations, evaluation of tax audit findings and assessment of how the foreign taxes may affect domestic taxes. Although the Company's management believes its tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

Allowance for Inventory

Inventories are valued at lower of the first-in, first-out ("FIFO") cost or market value. FIFO inventories recorded on the

Company's consolidated balance sheet are adjusted for an allowance covering inventories determined to be slow-moving, excessive, or subject to quality inspection or other potential adjustments. The allowance is maintained at an amount management considers appropriate based on factors such as historical usage of the product, open sales orders and future sales forecasts. Such factors require judgment, and changes in any of these factors could result in changes to this allowance.

Pension and Other Postretirement Benefits

The Company's employee pension and other postretirement benefit costs and obligations are dependent on management's assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trend rates, inflation, long-term returns on plan assets, retirement rates, mortality rates and other factors. Management bases the discount rate assumption on investment yields available on corporate long-term bonds. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The inflation assumption is based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefit costs and obligations.

There was a significant increase in the projected benefit obligation for postretirement benefits at June 30, 2003. This increase was due to higher than expected health care costs and actual claims experience greater than previously projected. The Company contributed $18.8 million to its pension plans during fiscal 2003, compared with $4.4 million in the prior year.

Goodwill and Intangible Assets

The Company reviews at least annually the realizability of goodwill and other intangible assets. The Company uses a discounted cash flow model for the evaluation of impairment. The expected future cash flows are based on management's estimates and are determined by looking at numerous factors including, but not limited to, projected economic conditions and customer demand, manufacturing capacity, operating costs and new products introduced. Although management believes its assumptions in determining the projected cash flows are reasonable, changes in those estimates could affect the evaluation.

Quantitative and Qualitative Disclosures about Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates, interest rates and certain commodity prices. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves and invoicing of customers in the same currency as the source of the products.

Molex also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of foreign exchange contracts to protect or preserve the value of intercompany cash flows. No material foreign exchange contracts were in use at June 30, 2003 and 2002.

The Company has implemented a formalized treasury risk management policy that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, the Company does not use derivative financial or commodity instruments for speculative purposes, and the use of such instruments is subject to strict approval levels by senior officers. Typically, the use of derivative instruments is limited to hedging activities related to specific foreign currency cash flows.

The Company's $171.2 million of marketable securities are principally debt instruments that generate interest income for the Company on temporary excess cash balances. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. The Company's exposure related to derivative instrument transactions is, in the aggregate, not material to Molex's financial position, results of operations or cash flows.

Interest rate exposure is principally limited to the $171.2 million of marketable securities owned by the Company and $13.1 million of long-term debt. The Company does not actively manage the risk of interest rate fluctuations. However, such risk is mitigated by the relatively short-term nature of its investments—less than 12 months—and the fixed-rate nature of its long-term debt.

Molex does not have material exposure to off-balance-sheet arrangements, including special purpose entities and activities that include non-exchange traded contracts accounted for at fair value. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products or geographic locations.

The Company monitors the environmental laws and regulations in the countries in which it operates. Molex has implemented an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local government regulations.

Management's Statement of Responsibility

The management of the Company is responsible for the information contained in the consolidated financial statements and in the other parts of this report. The accompanying consolidated financial statements of Molex Incorporated and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these statements, management has made judgments based upon available information.

The Company's internal control is designed to ensure that transactions are executed in accordance with management's authorization and properly recorded, and to provide reasonable assurance for the safeguarding of assets against loss from unauthorized use or disposition and for the reliability of financial records for the preparation of the consolidated financial statements. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the Company has an effective and responsive internal control structure that is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized.

The Company's independent auditors, Deloitte & Touche LLP, are responsible for conducting an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Molex Incorporated and its subsidiaries in conformity with accounting principles generally accepted in the United States of America. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as minutes of the Board of Directors' meetings. Management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate.

J. Joseph King
Vice Chairman and
Chief Executive Officer

Fred A. Krehbiel
Co-Chairman of the Board

John H. Krehbiel, Jr.
Co-Chairman of the Board

Robert B. Mahoney
Executive Vice President,
Treasurer and
Chief Financial Officer

Independent Auditors' Report

To the Shareholders and Board of Directors, Molex Incorporated, Lisle, Illinois

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
July 21, 2003

Consolidated Balance Sheets

(in thousands, except per share data)

Assets	**June 30, 2003**	June 30, 2002
Current assets:		
Cash and cash equivalents	**$ 178,976**	$ 213,477
Marketable securities (Note 2)	**171,235**	99,848
Accounts receivable, less allowance of $18,404 in 2003 and $18,697 in 2002 for returns and doubtful accounts	**396,780**	386,150
Inventories (Note 2)	**179,256**	167,253
Deferred income taxes (Note 4)	**19,632**	27,307
Prepaid expenses	**16,234**	21,308
Total current assets	**962,113**	915,343
Property, plant and equipment at cost (Note 2)	**2,607,930**	2,482,105
Less accumulated depreciation and amortization	**(1,599,982)**	(1,414,515)
Net property, plant and equipment	**1,007,948**	1,067,590
Goodwill (Note 2)	**160,732**	160,180
Non-current deferred income taxes (Note 4)	**113,333**	61,000
Other assets	**90,764**	49,807
	$ 2,334,890	$ 2,253,920
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term loans and current portions of long-term debt and capital leases (Notes 7 and 8)	**$ 6,088**	$ 10,128
Accounts payable	**175,815**	184,630
Accrued expenses:		
Salaries, commissions and bonuses	**45,318**	37,943
Severance	**12,714**	16,105
Other	**59,962**	67,894
Income taxes payable (Note 4)	**51,251**	37,893
Dividends payable	**5,000**	5,000
Total current liabilities	**356,148**	359,593
Other non-current liabilities	**6,123**	6,346
Accrued pension and postretirement benefits (Note 6)	**58,430**	41,999
Long-term debt (Note 8)	**13,137**	14,223
Obligations under capital leases (Note 7)	**3,731**	3,626
Minority interest in subsidiaries	**753**	481
Commitments and contingencies (Notes 5 and 7)	**—**	—
Shareholders' equity (Notes 3 and 10):		
Common Stock, $0.05 par value; 200,000 shares authorized; 110,124 shares issued at 2003 and 109,451 shares issued at 2002	**5,506**	5,473
Class A Common Stock, $0.05 par value; 200,000 shares authorized; 103,390 shares issued at 2003 and 103,008 shares issued at 2002	**5,169**	5,150
Class B Common Stock, $0.05 par value; 146 shares authorized; 94 shares issued at 2003 and 2002	**5**	5
Paid-in capital	**341,530**	311,631
Retained earnings	**2,003,440**	1,937,488
Treasury stock (Common Stock, 9,855 shares at 2003 and 9,893 shares at 2002; Class A Common Stock, 12,976 shares at 2003 and 9,624 shares at 2002), at cost	**(437,234)**	(362,479)
Deferred unearned compensation (Note 10)	**(32,094)**	(27,262)
Accumulated other comprehensive income:		
Cumulative translation and other adjustments	**10,246**	(42,354)
Total shareholders' equity	**1,896,568**	1,827,652
	$ 2,334,890	$ 2,253,920

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)

For the year ended June 30,	2003	2002	2001
Net revenue	$ 1,843,098	$ 1,711,497	$ 2,365,549
Cost of sales	1,233,357	1,169,462	1,507,060
Gross profit	609,741	542,035	858,489
Selling, general and administrative expenses:			
Selling	161,519	145,004	180,485
General and administrative	339,760	296,903	398,414
Total selling, general and administrative expenses	501,279	441,907	578,899
Income from operations	108,462	100,128	279,590
Other income (expense):			
Impairment and write-down of investments	(5,089)	(12,570)	(2,763)
Interest, net	8,166	5,986	6,854
Other	(1,497)	(323)	7,735
Total other income (expense)	1,580	(6,907)	11,826
Income before income taxes and minority interest	110,042	93,221	291,416
Income taxes (Note 4)	24,762	16,684	87,424
Income before minority interest	85,280	76,537	203,992
Minority interest	(362)	(58)	(73)
Net income	$ 84,918	$ 76,479	$ 203,919
Earnings per common share (Based upon weighted average common shares outstanding) (Notes 2 and 3):			
Basic	$ 0.44	$ 0.39	$ 1.04
Diluted	$ 0.44	$ 0.39	$ 1.03
Dividends per common share (Note 3)	$ 0.10	$ 0.10	$ 0.10
Weighted average common shares outstanding (Notes 2 and 3):			
Basic	191,873	194,327	195,471
Diluted	193,229	195,986	197,633

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands)

	Common Stock	Class A Common Stock	Class B Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Deferred Unearned Compensation	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, June 30, 2000	$ 5,418	$ 5,132	$ 5	$ 259,806	$ 1,696,162	$ (241,893)	$ (25,788)	$ 6,962	$ 1,705,804
Comprehensive income:									
Net income					203,919				203,919
Translation adjustments								(110,583)	(110,583)
Unrealized investment loss								(1,593)	(1,593)
Total comprehensive income									91,743
Cash dividends declared					(19,631)				(19,631)
Stock options									
-granted				13,787			(13,787)		—
-exercised	35	5		10,449		(921)			9,568
-cancelled				(1,544)			1,770		226
Stock bonus	2			974					976
Treasury stock									
-purchases						(39,908)			(39,908)
-reissuances				1,907		1,253			3,160
Deferred unearned compensation amortization							9,398		9,398
Stock option tax benefit				4,304					4,304
Balance, June 30, 2001	5,455	5,137	5	289,683	1,880,450	(281,469)	(28,407)	(105,214)	1,765,640
Comprehensive income:									
Net income					76,479				76,479
Translation adjustments								61,512	61,512
Reclass of unrealized investment loss								1,348	1,348
Total comprehensive income									139,339
Cash dividends declared					(19,441)				(19,441)
Stock options									
-granted				10,280			(10,280)		—
-exercised	17	13		7,322		(1,332)			6,020
-cancelled				(3,059)			2,925		(134)
Stock bonus	1			3,463			(2,610)		854
Treasury stock									
-purchases						(80,165)			(80,165)
-reissuances				1,084		1,294			2,378
Deferred unearned compensation amortization							11,110		11,110
Stock option tax benefit and other				2,858		(807)			2,051
Balance, June 30, 2002	5,473	5,150	5	311,631	1,937,488	(362,479)	(27,262)	(42,354)	1,827,652
Comprehensive income:									
Net income					84,918				84,918
Translation adjustments								56,982	56,982
Minimum pension liability								(4,503)	(4,503)
Reclass of unrealized investment loss								121	121
Total comprehensive income									137,518
Cash dividends declared					(19,202)				(19,202)
Stock options									
-granted				12,552			(12,552)		—
-exercised	33	19		9,173		(645)			8,580
-cancelled				(939)			942		3
Stock bonus				6,564			(6,029)		535
Treasury stock									
-purchases						(74,997)			(74,997)
-reissuances				635		1,450			2,085
Deferred unearned compensation amortization							12,807		12,807
Stock option tax benefit and other				1,914	236	(563)			1,587
Balance, June 30, 2003	**$ 5,506**	**$ 5,169**	**$ 5**	**$ 341,530**	**$ 2,003,440**	**$ (437,234)**	**$ (32,094)**	**$ 10,246**	**$ 1,896,568**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

For the year ended June 30,	2003	2002	2001
Cash and cash equivalents, beginning of year	$ 213,477	$ 138,438	$ 164,288
Cash and cash equivalents were provided from (used for):			
Operations:			
Net income	84,918	76,479	203,919
Add (deduct) non-cash items included in net income:			
Depreciation and amortization	228,730	223,687	217,954
Impairment and write-downs of investments	5,089	12,570	2,763
Deferred income taxes	(31,412)	(19,785)	(3,804)
Loss on sale of property, plant and equipment	5,394	1,654	2,450
Fixed asset write-downs included in special charges	23,070	5,452	3,043
Minority interest	362	58	73
Amortization of deferred unearned compensation	12,807	11,110	9,398
Amortization of deferred investment grants	(32)	(195)	(514)
Other debits (credits) to earnings, net	(4,729)	664	(3,571)
Current items:			
Accounts receivable	836	46,841	63,463
Inventories	(6,734)	52,798	11,358
Prepaid expenses	14,050	7,034	(24,663)
Accounts payable	(11,730)	(408)	(77,164)
Accrued expenses	15,164	(21,069)	30,612
Income taxes payable	13,690	(1,261)	(18,765)
Net cash provided from operations	349,473	395,629	416,552
Investments:			
Purchases of property, plant and equipment	(171,193)	(172,497)	(376,300)
Proceeds from sale of property, plant and equipment	3,851	4,751	5,731
Purchases of businesses, net of cash acquired	—	(4,702)	—
(Increase) decrease in marketable securities	(71,387)	(30,454)	7,561
Increase in other assets	(55,097)	(20,725)	(14,002)
Net cash used for investments	(293,826)	(223,627)	(377,010)
Financing:			
Increase (decrease) in short-term loans	(794)	(853)	187
Decrease in long-term debt	(927)	(5,447)	(1,678)
Increase in long-term debt	11	318	308
Cash dividends paid	(19,214)	(19,462)	(19,555)
Principal payments on capital leases	(7,075)	(8,926)	—
Exercise of stock options	8,580	6,020	9,568
Purchase of treasury stock	(74,997)	(80,165)	(39,908)
Reissuance of treasury stock	2,085	2,378	3,160
Net cash used for financing	(92,331)	(106,137)	(47,918)
Effect of exchange rate changes on cash	2,183	9,174	(17,474)
Net increase (decrease) in cash and cash equivalents	(34,501)	75,039	(25,850)
Cash and cash equivalents, end of year	$ 178,976	$ 213,477	$ 138,438
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest	$ 1,835	$ 2,225	$ 2,837
Income taxes	$ 41,776	$ 45,406	$ 87,862

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except per share data)

(1) Nature of Operations
Molex Incorporated manufactures electronic components, including electrical and fiber optic interconnection products and systems; switches; integrated products; and application tooling in 58 plants in 19 countries throughout the world.

(2) Summary of Significant Accounting Policies
The following is a summary of the major accounting policies and practices of Molex Incorporated and subsidiaries that affect significant elements of the accompanying consolidated financial statements.

(A) *Principles of Consolidation* The consolidated financial statements include the accounts of Molex Incorporated and its majority-owned subsidiaries (the Company or Molex). All material intercompany balances and transactions have been eliminated. Subsidiaries in which the Company's ownership is 20 percent to 50 percent are accounted for using the equity method.

Molex does not have material exposure to off-balance-sheet arrangements, including special purpose entities and activities that include non-exchange-traded contracts accounted for at fair value. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products or geographic locations.

(B) *Use of Estimates in Financial Statement Preparation* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) *Cash and Cash Equivalents* The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(D) *Currency Translation* Assets and liabilities of international entities have been translated at period-end exchange rates and income and expenses have been translated using weighted average exchange rates for the period. Translation adjustments are included as a component of accumulated other comprehensive income.

(E) *Marketable Securities* Marketable securities consist of government and municipal debt securities. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. The Company generally holds these instruments for three months to 12 months, and they are carried at fair value. These marketable securities are classified as trading securities and, accordingly, marked-to-market adjustments are recorded in the income statement.

(F) *Fair Value of Financial Instruments* The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(G) *Inventories* Inventories are valued at the lower of first-in, first-out cost or market. Net inventories at June 30 consist of the following:

	2003	2002
Raw materials	$ **26,155**	$ 25,753
Work in progress	**63,807**	63,180
Finished goods	**89,294**	78,320
	$ **179,256**	$ 167,253

The inventory allowance was $40,386 at June 30, 2003 and $46,916 at June 30, 2002.

(H) *Property, Plant and Equipment* Property, plant and equipment are reported at cost less accumulated depreciation, which is provided substantially on a straight-line basis for financial statement purposes and on accelerated methods for tax purposes. At June 30, property, plant and equipment consist of the following:

	2003	2002
Land and improvements	$ **79,844**	$ 77,331
Buildings and leasehold improvements	**519,611**	478,100
Machinery and equipment	**1,341,032**	1,279,372
Molds and dies	**590,794**	540,749
Construction in progress	**76,649**	106,553
	$ **2,607,930**	$ 2,482,105
Accumulated depreciation and amortization	**(1,599,982)**	(1,414,515)
Net property, plant and equipment	$ **1,007,948**	$ 1,067,590

The estimated useful lives are as follows:

Buildings	25–45 years
Machinery and equipment	3–10 years
Molds and dies	3–4 years

Costs of leasehold improvements are amortized over the terms of the related leases using various methods. The Company performs reviews for impairment of long-lived assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and the eventual disposition are less than the carrying amount.

Depreciation and amortization expense for property, plant and equipment was $223,867 in 2003; $217,714 in 2002; and $202,230 in 2001.

(I) *Research and Development and Patent Costs* Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $116,986 in 2003; $111,771 in 2002; and $134,637 in 2001. Total patent costs were $3,949 in 2003; $4,564 in 2002; and $6,740 in 2001.

(J) *Revenue Recognition* The Company recognizes revenue when title and risk of ownership transfers to the buyer. A reserve for estimated returns is established at the time of sale based on historical return experience to cover returns of defective product and is recorded as a reduction of revenue. A reserve for doubtful accounts is recorded generally based on a percentage of aged receivables and management's evaluation of customer credit risk. Management judgment is utilized in assessing customer creditworthiness, changes in customer payment history, historical bad debt experience and economic and market trends.

(K) *Derivative Instruments and Hedging Activities* The use of derivative instruments is limited primarily to hedging activities related to specific foreign currency cash flows. The Company had no derivatives outstanding at June 30, 2003. The impact of gains and losses on such instruments was not material to the results of operations for years ending June 30, 2003, 2002 and 2001.

(L) *Earnings Per Share ("EPS")* Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive securities outstanding during the period. The basic weighted-average shares outstanding reconciles to diluted weighted-average shares outstanding as follows:

	2003	2002	2001
Basic	191,873	194,327	195,471
Effect of dilutive stock options	1,356	1,659	2,162
Diluted	193,229	195,986	197,633
Anti-dilutive shares	2,103	971	1,099

(M) *Goodwill and Intangible Assets* The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of July 1, 2001. This statement changed the accounting for goodwill and intangible assets, which are no longer amortized unless, in the case of intangible assets, the asset has a finite life. Goodwill, as well as intangible assets with indefinite lives, are now subject to an annual test for impairment. An annual review was performed at May 31, 2003 resulting in no impairment in the value of the Company's goodwill and other intangible assets. During the years ended June 30, 2003 and 2002, the carrying amount of the Company's goodwill changed solely due to goodwill resulting from business acquisitions. The Company did not record a goodwill impairment loss in either year.

Comparative information for prior years as if goodwill had not been amortized in those periods is as follows:

For the years ended June 30,	2003	2002	2001
Reported net income	$ 84,918	$ 76,479	$ 203,919
Add back: Goodwill amortization	—	—	10,058
Adjusted net income	$ 84,918	$ 76,479	$ 213,977
Basic earnings per share:			
Reported net income	$ 0.44	$ 0.39	$ 1.04
Add back: Goodwill amortization	—	—	0.05
Adjusted net income	$ 0.44	$ 0.39	$ 1.09
Diluted earnings per share:			
Reported net income	$ 0.44	$ 0.39	$ 1.03
Add back: Goodwill amortization	—	—	0.05
Adjusted net income	$ 0.44	$ 0.39	$ 1.08

All of the Company's intangible assets are recorded in "Other Assets" and are subject to amortization as follows:

	License fees	Patents	Total
At June 30, 2003:			
Gross carrying value	$ 12,765	$ 1,358	$ 14,123
Accumulated amortization	(6,254)	(399)	(6,653)
Net carrying value	$ 6,511	$ 959	$ 7,470
At June 30, 2002:			
Gross carrying value	$ 17,028	$ 565	$ 17,593
Accumulated amortization	(7,593)	(410)	(8,003)
Net carrying value	$ 9,435	$ 155	$ 9,590

Total amortization expense for intangible assets was $4,013 in 2003; $4,887 in 2002; and $2,414 in 2001.

Estimated aggregate amortization expense for intangible assets is as follows: $2,170 in 2004; $1,921 in 2005; $1,316 in 2006; $837 in 2007; and $374 in 2008.

(N) *Income Taxes* The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

The Company has operations in several countries around the world that are subject to income and other similar taxes in these countries. The estimation of the amounts of income tax to be recorded by the Company involves the interpretation of complex tax laws and regulations, evaluation of tax audit findings and assessment of how the foreign taxes may affect domestic taxes. Although the Company's management believes Molex's tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

(O) *Stock-Based Compensation* Stock-based employee compensation plans are acccounted for under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." As permitted by SFAS No. 123, "Accounting for Stock-based Compensation" and amended by SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of SFAS No. 123," the effect on net income, basic earnings per share and diluted earnings per share of accounting for stock-based compensation in accordance with SFAS No. 123 is disclosed. See Note 10 for a description of the stock-based compensation plans and the aforementioned disclosures.

(P) *New Accounting Pronouncements* The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as of July 1, 2002. These statements address the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, respectively. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The adoption of SFAS No. 143 and SFAS No. 144 had no material impact on the consolidated financial statements, other than the asset write-downs included in the fiscal 2003 fourth quarter charge.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The fiscal 2003 fourth quarter charge was recorded in accordance with SFAS No. 146.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation establishes accounting and disclosure requirements for a company's obligations under certain guarantees that it has issued. A guarantor is required to recognize a liability for the obligation it has undertaken in issuing a guarantee, including the ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no material impact on the Company.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. For the Company, this Interpretation is effective immediately for variable interest entities created after January 31, 2003 and effective July 1, 2003 for variable interest entities acquired before February 1, 2003. The Company does not expect the adoption of this Interpretation to have any impact on its fiscal 2004 consolidated financial statements.

In April 2003 the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The statement is effective for and should be prospectively applied to contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of this statement to have any impact on its fiscal 2004 consolidated financial statements.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective in the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this statement to have any impact on its fiscal 2004 consolidated financial statements.

(Q) *Reclassifications* Certain reclassifications have been made to the prior years' financial statements to conform to the 2003 classifications.

(3) Capital Stock

The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50 percent of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, that requires shareholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 2003.

The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted. The Company's Class B Common Stock outstanding has remained at 94,255 shares throughout the three-year period ended June 30, 2003.

The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors or in any assets available upon liquidation or dissolution of the Company.

Changes in shares of common stock for the years ended June 30 are as follows:

	Common Stock	Class A Common Stock	Treasury Stock
Shares outstanding at June 30, 2000	108,363	102,629	15,431
Exercise of stock options	704	123	22
Purchase of treasury stock	—	—	1,230
Issuance of stock bonus	—	—	(77)
Other	30	—	26
Shares outstanding at June 30, 2001	109,097	102,752	16,632
Exercise of stock options	330	256	42
Purchase of treasury stock	—	—	2,902
Issuance of stock bonus	24	—	(76)
Other	—	—	17
Shares outstanding at June 30, 2002	109,451	103,008	19,517
Exercise of stock options	662	377	8
Purchase of treasury stock	—	—	3,353
Issuance of stock bonus	11	—	(82)
Other	—	5	35
Shares outstanding at June 30, 2003	**110,124**	**103,390**	**22,831**

(4) Income Taxes

Income before income taxes and minority interest is summarized as follows:

	2003	2002	2001
United States	**$ 11,472**	$ (5,686)	$ 98,435
International	**98,570**	98,907	192,981
	$ 110,042	$ 93,221	$ 291,416

The components of income tax expense (benefit) were as follows:

	2003	2002	2001
Currently payable:			
U.S. Federal	**$ 3,675**	$ (2,829)	$ 17,339
State	**(2,250)**	(525)	1,067
International	**54,749**	39,823	72,822
	56,174	36,469	91,228
Deferred:			
United States	**(26,525)**	(22,185)	(6,013)
International	**(4,887)**	2,400	2,209
	(31,412)	(19,785)	(3,804)
Total provision for income taxes	**$ 24,762**	$ 16,684	$ 87,424

The Company's tax rate differs from the U.S. Federal income tax rate as follows:

	2003	2002	2001
U.S. Federal income tax rate	**35.0%**	35.0%	35.0%
Permanent tax exemptions	**(8.5)**	(8.4)	(2.6)
Foreign tax credits	**(8.7)**	(5.4)	(0.6)
Investments	—	(5.0)	—
Valuation allowance	**9.1**	8.7	—
State income taxes, net of Federal tax benefit	**(2.0)**	(0.6)	0.4
Foreign tax rates less than U.S. Federal rate (net)	**(2.5)**	(6.0)	(2.0)
Other	**0.1**	(0.4)	(0.2)
	22.5%	17.9%	30.0%

At June 30, 2003, the Company had approximately $42,000 of non-U.S. net operating loss carryforwards and $17,000 of U.S. capital loss carryforwards. The capital loss carryforwards can be carried forward to offset future U.S. capital gains through the year ended June 30, 2007. The non-U.S. net operating losses can be carried forward indefinitely.

A valuation allowance is provided for when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2003 and 2002, the Company has recorded valuation allowances of $18,557 and $8,581, respectively, against the non-U.S. net operating loss carryforwards.

The components of deferred tax assets and liabilities are as follows:

	2003	2002
Deferred income tax assets:		
Foreign tax credits	$ 47,617	$ 23,570
Employee benefit programs	35,894	27,396
Net operating losses	18,557	8,581
Depreciation and amortization	16,782	—
Inventory reserves	9,752	12,466
Allowance for doubtful accounts	5,283	5,398
Inventory–other	4,771	4,620
Minimum tax credit	4,736	—
Patent costs	4,656	4,512
Severance	1,990	4,211
Other, net	1,330	6,022
Valuation allowance	(18,557)	(8,581)
Total deferred tax assets	132,811	88,195
Deferred income tax liabilities:		
Investments	(4,866)	(1,094)
Depreciation and amortization	—	(4,010)
Total deferred tax liabilities	(4,866)	(5,104)
	$ 127,945	$ 83,091

The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

	2003	2002
Net deferred:		
Current asset	$ 19,632	$ 27,307
Non-current asset	113,333	61,000
Current liability	—	—
Non-current liability	(5,020)	(5,216)
	$ 127,945	$ 83,091

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $430,000 of undistributed earnings of its non-U.S. subsidiaries as of June 30, 2003. Should these earnings be distributed, no additional U.S. income tax expense would be incurred due to the availability of foreign tax credits.

(5) Commitments and Contingencies

In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations, financial condition or liquidity of the Company. The Company does not offer product warranties or other performance guarantees.

(6) Pension and Other Postretirement Benefits

Pension and Other Plans The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during their last years of employment. The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions to such plans of $15,438; $10,801; and $9,382 were charged to operations during 2003, 2002 and 2001, respectively.

Other Postretirement Benefits The Company provides certain retiree health care and life insurance benefits to its employees. The cost of retiree insurance benefits is accrued over the period in which the employees become eligible for such benefits. The majority of the Company's U.S. employees may become eligible for these benefits if they reach age 55, with age plus years of service equal to 70. There are no significant postretirement health care benefit plans outside of the United States. The Company continues to fund benefit costs primarily as claims are paid.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10 percent in 2003, declining annually to an ultimate rate of 5 percent by 2008. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 407	$ (317)
Effect on postretirement benefit obligation	$ 5,942	$ (4,654)

As a result of Molex's global workforce reduction in fiscal 2002, the Company recognized net curtailment gains for its U.S. pension and postretirement plans in fiscal 2002 of $640 and $113, respectively. Internationally, the Company experienced curtailment and settlement losses in fiscal 2002 of $392 and $718 in its pension plans.

The weighted average assumptions used in computing the following information are presented below:

	2003 Pension U.S. Plans	2003 Pension Int'l Plans	2003 Postretirement Other Plans	2002 Pension U.S. Plans	2002 Pension Int'l Plans	2002 Postretirement Other Plans
Discount rates	6.25%	3.1%	6.25%	7.25%	3.6%	7.25%
Rates of increase in compensation	3.5%	2.9%	—	4.0%	3.2%	—
Expected long-term rates of return on plan assets	8.5%	6.5%	—	9.0%	6.4%	—

Net periodic pension and postretirement benefit costs for the Company's plans consist of the following for the year ended June 30:

	Service Costs	Interest Costs on Projected Benefit Obligation	Expected Return on Plan Assets	Recognized Prior Service Cost	Amortization of Unrecognized Transition Obligation	Recognized (Gains) Losses	Other Items	Net Periodic Pension Expense
2003								
Pension:								
U.S. plans	$ **1,962**	$ **1,613**	$ **(1,661)**	$ **202**	$ **—**	$ **—**	$ **—**	$ **2,116**
International plans	**4,107**	**1,960**	**(1,377)**	**—**	**57**	**(286)**	**—**	**5,033**
Postretirement								
Other plans	**889**	**1,071**	**—**	**(262)**	**—**	**(32)**	**766**	**2,432**
2002								
Pension:								
U.S. plans	2,376	1,572	(1,611)	231	—	—	(640)	1,928
International plans	3,372	1,729	(1,463)	—	56	(722)	1,110	4,082
Postretirement								
Other plans	1,019	1,000	—	(292)	—	(11)	(113)	1,603
2001								
Pension:								
U.S. plans	1,621	1,282	(1,661)	231	—	(200)	—	1,273
International plans	4,234	1,922	(1,442)	—	87	(432)	—	4,369
Postretirement								
Other plans	781	927	—	(292)	—	396	—	1,812

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	2003 Pension U.S. Plans	**2003 Pension Int'l Plans**	**2003 Postretirement Other Plans**	2002 Pension U.S. Plans	2002 Pension Int'l Plans	2002 Postretirement Other Plans
Change in benefit obligation						
Benefit obligation at beginning of year	$ **22,511**	$ **54,095**	$ **15,117**	$ 21,929	$ 42,399	$ 14,070
Service cost	**1,962**	**4,107**	**889**	2,376	3,372	1,019
Interest cost	**1,613**	**1,960**	**1,071**	1,572	1,729	1,000
Participants contributions	**—**	**173**	**266**	—	171	129
Special termination benefits	**—**	**—**	**766**	—	—	—
Effect of curtailment	**—**	**—**	**—**	(845)	(704)	(867)
Effect of settlement	**—**	**—**	**—**	—	554	—
Benefits paid	**(716)**	**(2,859)**	**(714)**	(520)	(4,629)	(508)
Liability (gains) losses	**4,190**	**5,700**	**14,098**	(2,001)	7,060	274
Changes in foreign currency	**—**	**3,318**	**—**	—	4,143	—
Benefit obligation at end of year	$ **29,560**	$ **66,494**	$ **31,493**	$ 22,511	$ 54,095	$ 15,117
Change in plan assets						
Fair value of plan assets at beginning of year	$ **18,441**	$ **19,522**	$ **—**	$ 18,143	$ 19,604	$ —
Actual return on plan assets	**(1,260)**	**(1,212)**	**—**	518	(2,209)	—
Employer contributions	**12,600**	**5,774**	**448**	300	3,702	379
Participants contributions	**—**	**173**	**266**	—	171	129
Effect of settlement	**—**	**—**	**—**	—	(164)	—
Benefits paid	**(716)**	**(2,619)**	**(714)**	(520)	(4,287)	(508)
Changes in foreign currency	**—**	**2,901**	**—**	—	2,705	—
Fair value of plan assets at end of year	$ **29,065**	$ **24,538**	$ **—**	$ 18,441	$ 19,522	$ —
Funded status	$ **(495)**	$ **(41,956)**	$ **(31,493)**	$ (4,070)	$ (34,573)	$ (15,117)
Unrecognized net transition liability	**—**	**705**	**—**	—	757	—
Unrecognized net actuarial loss	**7,081**	**16,986**	**14,757**	96	10,668	1,495
Unrecognized prior service cost	**551**	**—**	**(752)**	831	—	(1,127)
Effect of curtailment	**—**	**—**	**—**	(205)	—	(754)
Net amount recognized	$ **7,137**	$ **(24,265)**	$ **(17,488)**	$ (3,348)	$ (23,148)	$ (15,503)
Amounts recognized in the consolidated balance sheet consist of:						
Prepaid benefit cost	$ **12,000**	$ **4,341**	$ **—**	$ —	$ —	$ —
Accrued benefit liability	**(8,487)**	**(32,455)**	**(17,488)**	(3,348)	(23,148)	(15,503)
Intangible asset	**551**	**—**	**—**	—	—	—
Accumulated other comprehensive (income) loss	**3,073**	**3,849**	**—**	—	—	—
Net amount recognized	$ **7,137**	$ **(24,265)**	$ **(17,488)**	$ (3,348)	$ (23,148)	$ (15,503)

The minimum pension liability adjustment included in accumulated other comprehensive (income) loss is recorded on the consolidated balance sheet net of deferred income taxes of $2,419 at June 30, 2003.

(7) Leases

The Company rents certain facilities and equipment under lease arrangements classified as both capital and operating leases. Some of the leases have renewal options. Assets under capital leases consist primarily of data processing equipment.

Future minimum lease payments are presented below:

Fiscal Year		Capital Leases		Operating Leases
2004	$	4,246	$	7,245
2005		2,056		4,084
2006		1,181		2,466
2007		610		1,982
2008 and thereafter		596		5,469
	$	8,689	$	21,246
Less amount representing interest, at 2% to 9.7%		1,100		
Present value of minimum lease payments (includes current portion of $3,858)	$	7,589		

Rental expense was $8,720 in 2003; $9,949 in 2002; and $11,005 in 2001.

(8) Debt

The details relative to long-term debt are as follows:

		2003		2002
Mortgages	$	**6,672**	$	7,250
Bank loans		**3,407**		3,706
Industrial development bonds		**4,350**		4,350
Other		**282**		322
		14,711		15,628
Less current portion		**1,574**		1,405
Total long-term debt	$	**13,137**	$	14,223

Mortgages consist of two loans that are secured by certain buildings, carry an annual interest rate of 7.79 percent and require periodic principal payments through 2012.

The Company has two bank loans with annual interest rates of 4.5 percent and 4.75 percent, respectively, payable in periodic installments through March 2007.

Industrial development bonds, secured by certain land, buildings, and equipment, have annual interest rates ranging from 1.5 percent to 2.7 percent, with periodic principal payments through March 2011.

The long-term debt as of June 30, 2003 matures as follows: $1,574 in 2004; $1,578 in 2005; $3,629 in 2006; $1,498 in 2007; and $6,432 thereafter.

At June 30, 2003, the Company had available lines of credit of $129,900, of which $127,300 remained unused at June 30, 2003.

Short-term loans at June 30, 2003 of $656 are held in Brazil, bear the prevailing annual market interest rate of 19 percent and mature within a 12-month period.

(9) Special Charges

During the fourth quarter of fiscal 2003, the Company recorded a pretax charge of $40.1 million ($28.6 million, net of a tax benefit of $11.5 million) comprising $23.1 million relating to write-offs of manufacturing assets and facilities, $11.9 million to reflect workforce reductions of 537 people and $5.1 million for the write-off of licenses and investments. The majority of these charges impacted the Americas region by $27.7 million and the European region by $8.4 million. Of the 537 people included in the workforce reduction, 376 were directly involved in manufacturing operations and 161 were involved in manufacturing support and sales, general and administrative positions. Some employment reductions occurred during fiscal 2003, and all remaining employment reductions are expected to occur in the first half of fiscal 2004. Most severance payments will continue for up to a year, with some extending beyond that period.

Pretax charges of $5.4 million were recorded in cost of sales; $29.6 million in selling, general and administrative expenses; and $5.1 million in other expenses. The charges relating to facility, asset, license and investment write-downs were credited to the respective items on the balance sheet, and the unpaid amounts relating to employment reductions were included in accrued expenses.

During the second quarter of fiscal 2002, the Company recorded a pretax charge of $34.2 million ($25.3 million, net of tax benefit of $8.9 million) comprising $18.7 million to reflect costs associated with a reduction in the global workforce of approximately 800 people, $10.0 million to reflect the lower current value of investments in other companies and $5.5 million of asset write-down costs related to certain operations being closed. Of the approximately 800 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 400 were involved in sales and administrative positions. Employment reductions of approximately 600 occurred during the second quarter of fiscal 2002, resulting in cash payments of $5.7 million. The remaining employment reductions occurred during the second half of fiscal 2002, and any remaining severance payments will be completed by the end of fiscal 2004.

Pretax charges of $7.1 million were recorded in cost of sales; $15.6 million in selling, general and administrative expenses; and $11.5 million in other expenses. The charges relating to asset and investment write-downs were credited to the respective items on the balance sheet, and the unpaid amounts relating to employment reductions were included in accrued expenses. In addition, during the second quarter of fiscal 2002, a one-time positive tax planning adjustment of $5.0 million related to certain operations being closed was recorded.

During the fourth quarter of fiscal 2001, the Company recorded a pretax charge of $43.5 million ($30.3 million, net of tax benefit of $13.2 million) to reflect costs associated with a reduction in the global workforce of approximately 950 people ($27.7 million), write-off of slow-moving and excess inventories ($12.7 million) and asset write-offs related to operations being closed ($3.1 million). Of the approximately 950 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 550 were involved in sales and administrative positions. Employment reductions of approximately 100 occurred during the fourth quarter of fiscal 2001, resulting in cash payments of $2.4 million. The majority of the remaining employment reductions occurred during the first quarter of fiscal 2002, and substantially all remaining severance payments were made by the end of fiscal 2003. The inventory written off was disposed of during the first quarter of fiscal year 2002.

Pretax charges of $16.4 million were included in cost of sales and $27.1 million in selling, general and administrative expenses. The charges relating to fixed asset and inventory write-offs were credited to the respective items on the balance sheet, and the employment reductions were included in accrued expenses.

Total spending and use of reserves during fiscal 2003 were $13.5 million. The major components of the fiscal 2001 fourth quarter and fiscal 2002 second quarter charges and the remaining accrual balance as of June 30, 2003 were as follows:

	June 2001 Charge	December 2001 Charge	Cash Payments Made	Assets Disposed and Other	Accrued Balance at June 30, 2003
Severance and other benefits	$ 27,690	$ 18,675	$ (37,476)	$ (6,301)	$ 2,588
Inventory write-offs	12,714	—	—	(12,714)	—
Asset write-offs	3,043	15,483	—	(18,526)	—
Total	$ 43,447	$ 34,158	$ (37,476)	$ (37,541)	$ 2,588

The major components of the fiscal 2003 fourth quarter charges and the remaining accrual balance as of June 30, 2003 were as follows:

	June 2003 Charge	Cash Payments Made	Assets Disposed and Other	Accrued Balance at June 30, 2003
Severance and other benefits	$ 11,960	$ (1,834)	$ —	$ 10,126
Asset write-offs	28,156	—	(28,156)	—
Total	$ 40,116	$ (1,834)	$ (28,156)	$ 10,126

(10) Stock Option Plans

The Company has five stock option plans currently in effect, three of which may issue future grants: the 1990 Stock Option Plan ("1990 Plan"), the 1991 Stock Option Plan ("1991 Plan"), the 1998 Stock Option Plan ("1998 Plan"), the Incentive Stock Option Plan ("ISO Plan") and the Long-Term Stock Plan ("LT Plan").

1990 Plan: This plan expired as of June 30, 1999. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provided that (1) options were authorized to be granted for 6.875 million shares of Common Stock and (2) the option price was 50 percent of the fair market value of the stock of the Company on the date of grant. The option term was five years to nine years from the date of grant. Under the 1990 Plan, all shares issued were nonqualified.

1991 Plan: This plan expired as of June 30, 2000. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provided that (1) options were authorized to be granted for 3.8 million shares of Common Stock and (2) the option price was the fair market value of the stock on date of grant. The option term was five years to 11 years from date of grant.

1998 Plan: The most significant terms of this plan provide that (1) options may be granted for 12.5 million shares of Class A Common Stock and (2) the option price shall be not less than 10 percent nor more than 100 percent of the fair market value of the Class A Common Stock of the Company on the date of grant. The option term is five years to nine years from the date of grant.

The option price per share for certain options in the 1990 and 1998 plans was less than the fair market value at the date of grant, thus creating deferred unearned compensation. Deferred unearned compensation is charged to operations over the term of the option and was $12,807 in 2003; $11,110 in 2002; and $9,398 in 2001.

Stock option transactions relating to the 1990, 1991 and 1998 Plans are summarized as follows (shares are in thousands):

	1990 Plan		1991 Plan		1998 Plan	
	Shares	Wtd. Avg. Price Per Share	Shares	Wtd. Avg. Price Per Share	Shares	Wtd. Avg. Price Per Share
Outstanding at June 30, 2000	2,149	$ 9.40	2,156	$19.96	1,738	$11.64
Granted	—	—	—	—	781	13.44
Exercised	360	9.47	298	17.40	117	11.13
Canceled	60	9.27	5	17.55	64	12.68
Outstanding at June 30, 2001	1,729	$ 9.39	1,853	$20.38	2,338	$12.27
Granted	—	—	—	—	829	11.73
Exercised	230	10.68	100	21.63	236	12.15
Canceled	127	9.48	—	—	152	12.27
Outstanding at June 30, 2002	1,372	$ 9.16	1,753	$20.30	2,779	$12.12
Granted	—	—	—	—	1,298	9.67
Exercised	650	7.89	11	23.96	327	11.67
Canceled	2	12.36	18	28.13	83	11.68
Outstanding at June 30, 2003	720	$10.31	1,724	$20.20	3,667	$11.30
Options exercisable at June 30, 2002	161	$11.37	212	$23.74	476	$12.56
Options exercisable at June 30, 2003	103	$ 6.77	352	$22.73	779	$12.70

ISO Plan: The most significant terms of this plan, available to executives and directors, provide that (1) options may be granted for 500,000 shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The option term is four years to 10 years from the date of grant. Under the ISO Plan, the options granted can be either incentive or nonqualified. Unless specifically stated otherwise, all options granted shall be incentive.

Stock option transactions relating to the ISO Plan are summarized as follows (shares are in thousands):

	Shares	Wtd. Avg. Price Per Share
Outstanding at June 30, 2001	65	$34.22
Granted	61	26.99
Exercised	—	—
Canceled	—	—
Outstanding at June 30, 2002	126	$30.71
Granted	58	21.57
Exercised	—	—
Canceled	—	—
Outstanding at June 30, 2003	184	$27.84
Options exercisable at June 30, 2002	16	$34.22
Options exercisable at June 30, 2003	48	$31.91

LT Plan: The most significant terms of this plan, available to executives and management, provide that (1) options may be granted for three million shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The options vest over their terms, which are four years to seven years from the date of grant.

The LT Plan also allows for the grant of stock awards to certain executives based on meeting performance targets established in the Company's stock bonus plans. The awards vest over a period of generally four years and are valued at fair market value at date of grant.

Stock option transactions and stock awards relating to the LT Plan are summarized as follows (shares are in thousands):

	Shares	Wtd. Avg. Price Per Share
Outstanding at June 30, 2001	657	$27.90
Granted	620	22.89
Exercised	25	—
Canceled	—	—
Outstanding at June 30, 2002	1,252	$25.99
Granted	1,485	17.12
Exercised	49	—
Canceled	—	—
Outstanding at June 30, 2003	2,688	$21.57
Options exercisable at June 30, 2002	139	$33.00
Options exercisable at June 30, 2003	409	$31.11

The following table summarizes information about options outstanding at June 30, 2003:

Range of Exercise Prices	Number Outstanding (thousands)	Wtd. Avg. Remaining Contractual Life (in years)	Wtd. Avg. Exercise Price	Number Exercisable (thousands)	Wtd. Avg. Exercise Price
Common					
$ 2.56 – 10.81	720	1.9	$ 9.83	102	$ 6.72
11.20 – 18.94	687	3.7	15.59	1	11.20
20.80 – 20.80	551	5.0	20.80	248	20.80
23.60 – 27.95	473	5.2	26.65	93	27.08
30.03 – 30.03	13	1.1	30.03	10	30.03
Class A Common					
$ 0.00 – 9.28	1,871	5.6	$ 7.26	8	$ 9.24
9.33 – 13.00	1,821	2.9	11.91	613	11.76
13.08 – 23.62	1,622	5.5	19.98	158	16.51
23.92 – 36.30	1,209	4.4	30.01	449	31.08
38.19 – 38.19	16	2.3	38.19	9	38.19
	8,983			1,691	

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." During its fiscal third quarter, the Company adopted the disclosure provisions of SFAS No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Had the Company elected to apply the provisions of SFAS No. 123 as amended by SFAS No. 148 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted, the effects on reported net income and earnings per common share would have been as follows:

	2003	2002	2001
Net income, as reported	$ 84,918	$ 76,479	$ 203,919
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	9,925	9,122	6,578
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(17,433)	(14,842)	(10,831)
Pro forma net income	77,410	70,759	199,666
Earnings per share:			
Basic	0.44	0.39	1.04
Diluted	0.44	0.39	1.03
Pro forma earnings per share:			
Basic	0.40	0.36	1.02
Diluted	0.40	0.36	1.01
Weighted average fair value of options granted during the year			
– at fair value	7.79	14.69	19.00
– at less than fair value	11.89	16.04	19.41

For purposes of computing pro forma net income and earnings per common share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	0.4%	0.2%	0.2%
Expected volatility	46.18%	52.02%	58.93%
Risk-free interest rate	4.48%	5.56%	5.89%
Expected life of option (years)	3.65	4.65	4.31

(11) Segment and Related Information

The Company operates in one product segment: the manufacture and sale of electrical components. Revenue is recognized based on the location of the selling entity. Management operates the business by geographic segments. The Americas region consists primarily of operations in North America. The Far East North region is substantially Japan, but also includes Korea, while the Far East South region includes China, Singapore and the remaining countries in Asia. European operations are located in both eastern and western Europe. Information by geographic area is summarized in the following table:

	United States	Americas (Non-U.S.)	Far East North	Far East South	Europe	Corporate and Other	Eliminations	Total
2003								
Customer revenue	**$ 635,332**	**$ 19,850**	**$ 407,821**	**$ 469,342**	**$ 310,685**	**$ 68**	**$ —**	**$ 1,843,098**
Intercompany revenue	**84,078**	**28,417**	**153,845**	**55,153**	**28,408**	**—**	**(349,901)**	**—**
Total revenue	**719,410**	**48,267**	**561,666**	**524,495**	**339,093**	**68**	**(349,901)**	**1,843,098**
Depreciation and amortization	**76,911**	**2,063**	**75,282**	**23,515**	**31,318**	**19,641**	**—**	**228,730**
Tax expense	**4,524**	**901**	**15,438**	**13,466**	**(2,449)**	**(7,118)**	**—**	**24,762**
Net income	**16,234**	**2,323**	**40,080**	**61,436**	**(10,984)**	**(24,171)**	**—**	**84,918**
Identifiable assets	**851,512**	**57,665**	**489,509**	**475,458**	**468,809**	**179,315**	**(187,378)**	**2,334,890**
Capital expenditures	**36,962**	**2,586**	**62,538**	**30,036**	**24,835**	**14,236**	**—**	**171,193**
2002								
Customer revenue	$ 668,047	$ 10,018	$ 351,542	$ 380,882	$ 300,951	$ 57	$ —	$ 1,711,497
Intercompany revenue	92,409	36,643	124,976	48,901	27,685	—	(330,614)	—
Total revenue	760,456	46,661	476,518	429,783	328,636	57	(330,614)	1,711,497
Depreciation and amortization	81,722	640	74,996	21,081	29,939	15,309	—	223,687
Tax expense	5,939	—	13,496	10,197	2,026	(14,974)	—	16,684
Net income	19,543	(541)	34,843	55,182	1,400	(33,948)	—	76,479
Identifiable assets	973,847	69,599	513,282	413,068	432,259	150,664	(298,799)	2,253,920
Capital expenditures	44,459	618	44,823	32,370	26,732	23,495	—	172,497
2001								
Customer revenue	$ 984,754	$ 71,514	$ 499,271	$ 404,955	$ 404,985	$ 70	$ —	$ 2,365,549
Intercompany revenue	119,973	12,469	172,473	56,132	50,138	—	(411,185)	—
Total revenue	1,104,727	83,983	671,744	461,087	455,123	70	(411,185)	2,365,549
Depreciation and amortization	73,682	3,346	78,440	19,079	27,077	16,330	—	217,954
Tax expense	45,569	(585)	38,394	11,304	6,759	(14,017)	—	87,424
Net income	91,750	(724)	79,188	52,099	20,124	(38,518)	—	203,919
Identifiable assets	1,013,701	49,736	497,381	337,280	387,578	149,865	(221,914)	2,213,627
Capital expenditures	156,531	1,747	111,251	40,983	43,507	22,281	—	376,300

Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to unaffiliated customers.

Identifiable assets are those assets of the Company that are identified with operations in each country. During 2003, 2002 and 2001, no customer accounted for more than 10 percent of consolidated net revenue.

Fiscal 2003, 2002 and 2001 by Quarter

(in thousands, except per share data—unaudited)

	Quarter	2003	2002	2001
Net revenue	1st	$ 469,246	$ 430,453	$ 625,925
	2nd	454,609	416,460	629,319
	3rd	443,177	408,307	599,801
	4th	476,066	456,277	510,504
Gross profit	1st	159,556	137,304	244,690
	2nd	146,394	125,345	240,849
	3rd	148,532	132,272	219,036
	4th	155,259	147,114	153,914
Income/(loss) before income taxes and minority interest	1st	39,515	35,129	93,637
	2nd	37,150	(3,757)	98,451
	3rd	32,737	25,879	85,793
	4th	640	35,970	13,535
Income taxes	1st	9,483	9,840	29,027
	2nd	8,916	(8,005)	30,520
	3rd	7,857	6,211	24,880
	4th	(1,494)	8,638	2,997
Net income	1st	29,962	25,196	64,522
	2nd	28,188	4,264	67,834
	3rd	24,804	19,683	60,735
	4th	1,964	27,336	10,828
Basic earnings per common share	1st	0.16	0.13	0.33
	2nd	0.15	0.02	0.35
	3rd	0.13	0.10	0.31
	4th	0.01	0.14	0.06
Diluted earnings per common share	1st	0.15	0.13	0.33
	2nd	0.15	0.02	0.34
	3rd	0.13	0.10	0.31
	4th	0.01	0.14	0.05

		LOW	HIGH	LOW	HIGH	LOW	HIGH
National Market System Price of Common Stock	1st	$22.85	$33.75	$25.76	$36.59	$43.69	$56.00
	2nd	19.43	29.62	26.46	32.97	34.19	57.63
	3rd	19.98	25.50	27.94	36.65	34.13	48.00
	4th	21.15	29.36	30.45	39.61	31.60	42.49
Price of Class A Common Stock	1st	19.79	28.94	22.40	29.55	32.50	42.31
	2nd	17.95	26.12	22.80	28.35	24.63	43.94
	3rd	17.02	22.12	24.47	32.29	25.44	34.81
	4th	18.01	25.73	25.05	33.80	25.25	32.40

During the fourth quarter of fiscal 2003, gross profit was impacted by a pretax charge of $5.4 million relating to employment reductions. Selling, general and administrative expenses included a pretax charge of $29.6 million related to the write-off of assets and facilities, as well as employment reductions. Other expenses included a pretax charge of $5.1 million for the write-off of licenses and investments. These combined charges reduced net income by $28.6 million (net of tax benefit of $11.5 million).

During the second quarter of fiscal 2002, gross profit was impacted by a pretax charge of $7.1 million relating to employment reductions. Selling, general and administrative expenses included a pretax charge of $15.6 million related to employment reductions and asset write-offs. Other expenses included a pretax charge of $11.5 million, reflecting the lower current value of investments in other companies. These combined charges reduced net income by $25.3 million (net of tax benefit of $8.9 million). The second quarter was also impacted by a $5.0 million one-time tax benefit related to certain operations being closed.

During the fourth quarter of fiscal 2001, gross profit was impacted by a pretax charge of $16.4 million relating to the write-off of slow-moving and excess inventory and employment reductions. Selling, general and administrative expenses included a pretax charge of $27.1 million related to employment reductions and asset write-offs. These combined charges reduced net income by $30.3 million (net of tax benefit of $13.2 million).

2003年6月30日を以って終了した当期売上は前年比7.7％増の18億ドル、また純利益は、主に通信インフラ市場向け事業の再構築に伴う諸費用2千860万ドルを除くと8千490万ドルとなり、11％の上昇となりました。特別損失を考慮しない場合の当期利益は前年比17.2％上昇し、売上高利益率は6.2％を達成しました。特別損失を考慮した場合の売上高純利益率は4.6％でした。

モレックスは、ビジネスを展開しているほぼすべての市場でシェアを拡大し、業界第2位の座を確保することができました。これらの業績は、コネクター業界史上最悪最長となった景気後退期の中で達成されたという点で、注目に値すると言えます。2002年から2003年にかけて、コネクター市場は30％の落ち込みを見せました。

弊社が増収増益を達成できたのは、一重に弊社従業員の功績によるものです。世界各地の従業員が協力して"改善"や"リーン・オペレーション"活動を推進し、材料費の削減や製造工程の効率化、納期遵守率の改善、経費削減に努めてまいりました。従業員のこのような貢献に対し深い感謝の意を表します。

強みを活かして

モレックスが強みとしている確固たる財務基盤、高い再投資率、合理化された組織、そして業界をリードする高い技術開発力が、厳しいビジネス環境の中、競争を勝ち抜く上で役立っております。また、様々な市場及び業種のお客様に、グローバルなサポート体制と幅広い製品ラインナップで対応することにより、収益のバランスを確保しています。

更に、お客様が弊社とのお取引を容易に進められるようサービスの向上に努めてまいりました。弊社Webサイト(www.molex.com)では、全製品を対象とした検索、見積り依頼及びサンプル請求などの機能を提供しています。2003年度の同サイトへの訪問者数は500万人、製品図面のダウンロード件数は月平均6万5千件に達しました。製品検索は8ヶ国語に対応しており、中国語による情報提供も新たに開始されました。

モレックスは業界で唯一、全世界規模で展開する社内コミュニケーション・システムを有していますが、そのシステムを活用して、商機の見極め、売上の予測および開発案件の管理を効率的に行っています。2003年度に於いては、同システムを利用することで納期遵守率が22％改善され、その結果、受注から納品までに要する時間を11％削減することができました。

モレックスは、環境に及ぼす影響を最小限に抑えるよう配慮しております。世界各地にある弊社対象拠点の50％以上がISO 14000環境マネジメントシステム規格の認定を受け、残りの拠点においても同規格取得を目指した取り組みが続けられています。更に、ヨーロッパ地域では法規制により2005年までに鉛フリー対応製品への移行が義務付けられていますが、モレックスではお客様に効果的な対応策を提供するべく着々と準備を整えております。

地域別の業績

米州地域： 2003年度の当地域は、売上が前年比3％減、利益も2％減と、苦戦を強いられました。しかし、材料費の削減やリード・タイムの短縮、製造工程の効率化に成功しました。

ストレージ機器、民生機器、FA/工作機械、医療機器等の市場で新規案件を獲得しました。その上、システム製品事業部ではシステム製品やサブアセンブリー品という新しい分野を開拓し、モレックス製品のシェア拡大に貢献しました。しかし、残念ながら、光関連機器／テレコム市場は需要低迷により期待する成果を得ることができませんでした。

自動車機器事業の売上は、お客様の生産計画に遅れが生じた影響で、前年並みの結果に留まりました。しかしながら、鉄道、トラック、民間航空機等の輸送産業においては多数の新規商談を獲得しました。

極東北部地域：日本経済は依然として低迷が続きましたが、モレックスの売上は米ドル建で16％、現地通貨建で10%増加しました。利益も米ドル建で15％、現地通貨建で9%上昇しました。当地域は、光ファイバー・テレコム事業では、米州地域ほど幅広い販売基盤を開拓しておりませんが、新製品、特に、携帯電話やデジタルカメラ、プラズマテレビ、その他民生用エレクトロニクス機器向け製品を多数開発しました。

また、FA機器、工作機械、試験装置などの工業用機器市場でシェアを拡大しました。特に、FA機器向け小型ロボットコネクターは躍進に大きく貢献しました。来年度も同市場では、一層の拡販を図ってまいります。

極東南部地域：モレックスの中で最も急成長をしている当地域の売上は米ドル建で23％、現地通貨建で22％増、利益も米ドル建で11％、現地通貨建で10％上昇しました。この増加の主たる要因はモレックスの他地域からの事業移管に拠るものですが、新製品の投入や大量生産への対応、システム製品の提供といった要素も成長に寄与しました。

現在、当地域では10工場を操業しており、そのうち4工場は中国に所在しています。2003年にはさらに2工場が中国で開設され、極東北部地域の管轄下に置かれました。当地域における設計業務支援を目的として、シンガポール、台湾、インドに次ぐ第4の設計開発拠点を上海に開設しました。インドには新たに精密部品工場が置かれ、世界中のモレックスの生産拠点に向けて精密部品を供給しています。

当地域ではもともと、コンピューター、事務機器、携帯電話向け製品の売れ行きが好調ですが、今後は自動車機器用コネクターの需要も増大するものとしてその準備を進めております。

ヨーロッパ地域：当地域はいまだ景気後退の波から脱しきれていません。ヨーロッパ経済はアメリカ経済から少なくとも一年は遅れていることから、当地域の業績が最も伸び悩んだ結果となりました。米ドル建の売上は前年比3％上昇しましたが、実際の判断基準となる現地通貨建では11％の減少となりました。当地域の利益は第4四半期に計上した特別損失の影響を大きく受けました。

テレコム機器市場における受注低迷と、携帯電話製造ラインの極東地域への移管による影響から、西ヨーロッパの小規模な生産拠点を2箇所閉鎖いたしました。

それでも、自動車機器向け事業が好調に推移したことは明るい話題です。今後は、ポーランドとスロバキアの工場で生産されているコネクター及びシステム製品を軸に、自動車機器市場と工業機器市場への更なる拡販に注力します。ヨーロッパの市場構造は変化しつつあると認識しておりますが、私どもとしましても柔軟な組織で対応していく所存です。

将来の展望

世界経済は依然として弱く、来年に向けて、モレックスは極めて緩やかな業績改善を予測するのみです。しかし、全世界で249億ドル規模と言われるコネクター市場は今後も成長が予想されることから、私どもにも成長の余地が多分にあると言えます。会社の基盤となる強みの強化とお客様への高品質なサービスの提供に今後も注力し、最良の企業になるべく全社一丸となることをここに表明いたします。

2004年度のモレックスは、7%から11%の売上成長率、そして7%から8％の純利益率を達成し、従来から企業目標としている10％の純利益率の回復に向け再び着実な進歩を見せるものと確信しております。冒頭で紹介しましたFY03第4四半期の特別損失を考慮しない場合、業績が予測通りであれば、来年度の1株あたり利益は22～38％程度改善されると見込んでおります。

ジョセフ・キング
取締役副会長 兼 最高経営責任者

マーチンP. スラーク
社長 兼 最高執行責任者

フレデリック・A・クレビエル
取締役共同会長

ジョン・H.・クレビエル・ジュニア
取締役共同会長

来年度、モレックス社が直面する最大の課題は何ですか？同様に、2年後、5年後はどうでしょうか？収益力の回復を継続しなければなりません。そのために、需要の掘り起こし、そして新製品のタイムリーかつグローバルな市場導入に焦点を当てます。長期的には、資産収益力の増強、お客様との協調、サプライチェーンの最適化に取り組みます。これらの課題をクリアするために、どのような方策を実施すれば良いのかを心得ていますし、また達成する自信もあります。準備は十分に整っています。

他の多くの企業が達成できないこの時期に、なぜモレックスは成長し利益を出すことが出来たのですか？一番の理由は、優秀な人材によるグローバルなチームがあるということです。次に、新製品に対する当社の一貫した投資と「お客様第一主義」という信念があげられます。最後に、全ての日常業務を通じて保たれている、たゆまぬ改善への精神が会社の原動力となっていると言えます。

モレックスの長期製造戦略、特に、安い労働力の諸国に対する戦略の内容はどのようなものですか？成熟製品を含む販売製品全般にわたって競争していくために、特定製品や労働集約的業務を、中国、インド、東ヨーロッパ、メキシコなどの労働力の安い地域に移管してまいりました。また、製品によっては、主要なお客様の指定により、これらの地域で生産を行うケースもあります。

しかし、新製品開発と高い技術力を要する製造業務は、お客様の製品開発拠点や、また当社が重要技術と事業実績を積み重ねてきた国々で行っています。お客様の多くが、消費地から遠く離れた場所で生産されることを好まないことも承知しています。

今年度、モレックスは競合他社からシェアを獲得しましたか？はい。しかし、それは時間の掛かるプロセスであることを覚えていてください。企業の成長はいくつかのビッグ・ビジネスによって達成されるのではなく、幾千もの小さな勝利の積み重ねにより達成されるものです。新たな商機が収益を生み出すまでには、ハイエンドコンピューター分野で1年以上、自動車業界で通常3年はかかります。

コネクター産業を分析する専門家のほとんどがマーケットシェアは大型サプライヤーに移っていると主張していますが、あなたも同感ですか？マクロデータによると、少数のサプライヤーがマーケットシェアを占有しつつあることが分かりますが、これはまぎれもない事実だと思います。お客様はサプライヤーの絞込みを進めていますが、経済低迷の中、このような整理・統合に拍車がかかってきました。その理由は、中小コネクターメーカーの多くが新製品やサービスに投資するほどの余裕がないからです。

これからの3年間で、モレックスが成長を期待している市場はどこですか？民生用エレクトロニクス市場は、デジタル化の波にも乗り、引き続き期待が持てるものとなっています。ワイヤレス機器のような分野も潜在市場とみています。電装化が進んだ自動車産業においても成長を見込めるでしょう。私どもが重点市場に掲げている工業機器分野でも当然売上増加を期待しています。医療用電子機器の分野はモレックスにとっては未開拓とはいえ、非常に魅力的な市場として注目しています。

モレックスでは今後収益を上げるのにどのような新技術に投資していきますか？主に軽薄短小、ハイスピード、高密度実装の分野において、より高い精度や性能を目指し研究開発に取り組んでいます。またこれからは、お客様との関係を強化するために技術力を介在させていくつもりです。単に製品を提供するだけでなく、関連技術情報、物流、設計、評価試験等の様々なサービスで付加価値を高めていく所存です。

グローバル・コンピューター・システムは競合他社との差別化となっていますか？もちろんです。このシステムは、世界中のお客様に関する情報の管理、地球規模での一貫したサービスの提供並びに、生産性の向上などに役立てています。また、内部管理が徹底されるため、不正の無い会計処理が可能です。結果的に、信頼のおける財務データを速やかに得ることができます。

モレックスの現金残高が高い理由は何ですか？買収、合弁などの機会が到来したとき、資金調達元を心配することなく迅速な投資判断を下すことができるからです。モレックスの健全な財務状況は、長期的に信頼できるビジネスパートナーを求める世界中のお客様から好意的に見ていただいております。弊社の保守性が支持されていると言えましょう。

モレックスでは相対的に、資産収益率（ROA）が他の財務数値と比較して低いようですが、これを改善するプランはありますか？モレックスのROAはいつも若干低く見えるでしょうが、これはキャッシュフローに対する保守的な姿勢と、垂直統合された内製化率の高い製造部門を維持するために工場をリースするよりも購入する方を選択している、という2つの理由によるものです。高い固定資産比率は重荷となることもある一方、反面それは製品の品質とコストに対する確固とした内部管理を可能としています。現在、モレックスは在庫の削減と追加されうる固定資産全ての見直しを実施して、より妥当な償却レベルに戻しつつあります。

モレックスでは、１０％の純利益率という目標をどのように設定したのですか？そしてその目標は今後も継続可能ですか？この利益目標は、私がモレックスに入社する以前に定められたものですが、会社の規模が拡大するにつれ、負債の無い成長をするために必要なものという見地から妥当と考えられました。モレックスはこの目標を再び達成できると確信していますが、そのためには、競合他社よりも多くの投資を行うことで、収益力の向上に結びつけていかなければなりません。

モレックスはコーポレート・ガバナンスの問題にどのように取り組んできましたか？私は最高水準の透明度と完成度の基に築かれた会社の一員であることを誇りに思うと同時に、コーポレート・ガバナンスの面においてもモレックスは、最良の方法で運営されているという揺るぎない自信を持っています。昨年度の調査におきましても業界最高水準という評価を頂いたコーポレート・ガバナンスに関する諸施策は、これまで確実に実施、運用されております。

¿Cuál es el mayor desafío que enfrentará Molex el año próximo, en dos años y en cinco años? Debemos seguir recuperando nuestro crecimiento. Nos concentraremos en crear demanda y en lograr que nuestra máquina generadora de nuevos productos funcione en forma más integrada a nivel mundial. A más largo plazo, seguiremos maximizando nuestro rendimiento de los activos, la integración con los clientes y la optimización de nuestra cadena de suministro. Molex está preparada para estos retos: sabemos qué medidas se necesita adoptar y tenemos confianza en nuestra capacidad de cumplirlas.

¿Por qué siguió creciendo Molex y pudo mantener su rentabilidad cuando tantas otras empresas no lo lograron? La razón principal es que tenemos un equipo internacional de personas realmente sobresaliente. En segundo término se destaca nuestra constante inversión en productos nuevos y la convicción de que el cliente siempre tiene prioridad. Por último, nos impulsa la mentalidad de realizar mejoras continuas que se aplica a todo lo que hacemos en todo momento.

¿Cuál es la estrategia manufacturera a largo plazo de Molex, especialmente para los países con mano de obra de bajo costo? Para competir en toda la gama de nuestras ofertas, incluidos los productos maduros, hemos trasladado ciertos productos y operaciones de uso intensivo de mano de obra a lugares donde los costos son más bajos, tales como China, India, Europa Oriental y México. Asimismo, algunos clientes clave han insistido en que fabriquemos productos específicos en estos países.

Pero mantendremos el desarrollo de productos nuevos y la fabricación de alta tecnología en los países donde nuestros clientes tienen sus organizaciones de desarrollo de productos y nosotros tenemos personal técnico clave y experiencia comercial. Entendemos que muchos de nuestros clientes no desean tener la fabricación muy alejada de su punto de consumo.

Le ha ganado Molex participación en el mercado a sus competidores este año? Sí, pero tenga en cuenta que se trata de un proceso lento. El crecimiento no se logra mediante un número limitado de programas grandes, sino a través de millares de pequeños avances. Lleva un año o más en el sector de computación de nivel superior y a menudo tres años en el sector automotriz para que las nuevas oportunidades generen ingresos.

La mayoría de los analistas que estudian la industria de conectores mantienen que la participación en el mercado se orienta hacia los proveedores más grandes. ¿Coincide usted con esta opinión? Los datos macroeconómicos indican una mayor participación del mercado en manos de un número menor de proveedores. Pienso que esta conclusión es válida. Los clientes reducen su base de oferta y esta consolidación se ha acelerado durante el bajón económico debido a que muchas pequeñas y medianas empresas de conectores no tenían los fondos necesarios para invertir en productos y servicios nuevos.

¿En qué mercados espera Molex que se dé el mayor crecimiento en los próximos tres años? El sector de productos electrónicos de consumo siempre presenta oportunidades para nosotros, especialmente en digitalización. También vemos potencial en categorías tales como la tecnología inalámbrica. Habrá crecimiento en el sector automotriz debido a la mayor penetración de elementos electrónicos en los vehículos, así como en aplicaciones industriales, debido a nuestro énfasis en este área. También nos interesan los aparatos médicos electrónicos, que consideramos una categoría sumamente atractiva que aún no hemos explorado suficientemente.

¿En qué tecnologías nuevas invierte actualmente Molex para contribuir a generar ingresos futuros? Miniaturización, velocidad y densidad de señales son las áreas principales de nuestros esfuerzos, donde esperamos alcanzar nuevos niveles de precisión y desempeño. También utilizamos la tecnología para mejorar nuestras relaciones con nuestros clientes. No nos limitamos a suministrar productos, sino que los combinamos con servicios de información, logística, diseño y pruebas de validación.

¿Molex está adquiriendo una ventaja competitiva por sus sistemas informáticos globales? Absolutamente. Éstos nos ayudan a entender y gestionar con nuestros clientes mundiales, prestar un mejor servicio mundial uniforme y mejorar la productividad. Otra ventaja es que la integración de los sistemas a nivel mundial ofrece una mayor garantía en términos de controles internos. La solidez de tales controles conduce a resultados financieros seguros y puntuales.

¿Por qué Molex mantiene un saldo de caja tan saludable? Nos da la libertad de tomar decisiones de inversión rápidas para adquisiciones y oportunidades sin tener que preocuparnos de dónde provendrá la fuente de financiamiento. Nuestro sólido balance de situación también es importante para los clientes mundiales interesados en tener garantías de apoyo técnico a largo plazo. Agregaría que nuestro conservadurismo, en este sentido, vuelve a verse con buenos ojos.

El rendimiento de los activos generalmente ha quedado a la zaga de otras relaciones financieras en Molex. ¿Qué planes se han puesto en marcha para mejorar esta situación? Nuestro rendimiento de los activos siempre será algo bajo debido a nuestra posición de caja conservadora y a que mantenemos una integración vertical en las actividades de fabricación y optamos por comprar nuestras fábricas en vez de arrendarlas. Por una parte, nuestros voluminosos activos fijos han constituido una carga, pero por otra parte, permiten un sólido control interno de calidad y costo de los productos. Hemos avanzado en la reducción de nuestra posición de inventario y hemos revisado todas las adiciones de activos fijos potenciales para regresar a niveles de amortización más razonables.

¿Cómo evolucionó la meta de obtener un rendimiento neto del 10% sobre las ventas en Molex? ¿Es sostenible? Sus orígenes se remontan a tiempos anteriores a mi ingreso en Molex. A medida que la empresa incrementaba su nivel de complejidad, ese nivel de rendimiento se justificó en virtud de lo que se necesitaba para financiar un crecimiento exento de deuda. Considero que podemos recuperar nuestro negocio para cumplir con esta meta y la manera de hacerlo es regresar a nuestro ciclo de inversión de nivel superior al de nuestros competidores, conducente a un mayor crecimiento y una mayor rentabilidad.

¿Cómo ha respondido Molex a los problemas de administración empresarial? Me enorgullece formar parte de una empresa que se ha edificado en base a las normas más altas de transparencia e integridad y tengo suma confianza en que cumplimos con las mejores prácticas de administración empresarial. La empresa ha tomado medidas el año pasado para garantizar el cumplimiento de las normas más altas en la forma en que siempre lo hemos hecho.

Extractos de la carta a los accionistas

En el ejercicio que concluyó el 30 de junio, las ventas registraron un incremento de 7.7%, ascendiendo a $1,800 millones, y la utilidad neta aumentó 11%, ascendiendo a $84.9 millones después de un cargo de $28.6 millones, relacionado principalmente con la reestructuración de las operaciones para el mercado de infraestructura de telecomunicaciones. La compañía alcanzó 4.6% en utilidad neta sobre ventas. Sin el cargo especial, las utilidades hubiesen subido 17.2% y hubiesen representado 6.2% de las ventas.

Conservamos el altamente competitivo número dos en la industria global de conectores y ganamos participación de mercado en todos los mercados que servimos. Estos logros son aún más notables debido a que los realizamos durante el bajón económico más duro y más largo de la historia en la industria de los conectores. En 2002 y en 2003, el mercado registró una baja de 30%.

El logro de nuestras ganancias se debe exclusivamente a la gente de Molex. Los equipos de empleados de todo el mundo contribuyeron a reducir los costos de los materiales, refinar los procesos, mejorar las entregas y controlar los gastos generales mediante productividad e iniciativas de manufactura esbelta . Agradecemos profundamente sus aportaciones.

APROVECHAMOS NUESTRAS FORTALEZAS

Los puntos fuertes que constituyen la base fundamental de Molex, nos ayudaron a sobrellevar el arduo clima económico. Entre éstos cabe destacar nuestra estabilidad financiera, alto coeficiente de reinversión, organización esbelta competitiva y liderazgo tecnológico. Nuestra amplia línea de productos y la combinación diversificada de operaciones por regiones mundiales, segmentos industriales y tipos de clientes ejercen un efecto equilibrado sobre los ingresos.

Además, continuamos facilitando los procedimientos para que los clientes hagan negocios con nosotros. A través de www.molex.com pueden acceder a nuestra línea de productos completa, obtener cotizaciones y encargar muestras. El sitio atrajo cinco millones de visitas en 2003 y se bajaron 65,000 pedidos de venta por mes. Los visitantes pueden efectuar búsquedas en ocho idiomas o conectarse con nuestro nuevo sitio en chino.

Ser la única empresa de conectores con un sistema de comunicación totalmente mundial nos permite identificar más fácilmente las oportunidades de negocio, pronosticar los ingresos generados por las ventas y gestionar programas para clientes. En 2003, utilizamos el sistema para mejorar el desempeño en la puntualidad de las entregas en un 22% y reducir el tiempo de ciclo de la orden a recibo en un 11%.

También nos hemos comprometido a minimizar nuestro impacto sobre el medio ambiente. Más del 50% de nuestros establecimientos pertinentes en todo el mundo han recibido la certificación ISO-14000, y tenemos programas en funcionamiento para obtenerla en el resto de los establecimientos. Asimismo, estamos avanzando en la prestación de soluciones eficaces a medida que nuestros clientes adoptan productos exentos de plomo, en cumplimiento con la legislación europea prevista para 2005.

RESULTADOS POR REGIÓN

Las Américas No fue fácil lograr crecimiento en las ventas en 2003, registrándose una baja de los ingresos del 3% respecto del ejercicio anterior, y las utilidades bajando un 2%. Sin embargo la región fue exitosa en cuanto a la reducción de los costos de materiales y procesos, y al mismo tiempo en la reducción de los plazos de entrega a los clientes.

Adquirimos nuevas cuentas en los mercados de almacenamiento de datos, de consumidores y en las áreas industriales y médicas. Asimismo, nuestra División de Productos Integrados identificó nuevas oportunidades para elaborar subensambles y sistemas completos que permiten apalancar el contenido de Molex. Lamentablemente, estos logros fueron sólo suficientes para compensar la presente disminución de la demanda de los mercados de fibra óptica y telecomunicaciones. Las demoras que caracterizaron la actitud de los clientes, en relación a nuestros programas automotrices mantuvieron ese mercado sin crecimiento. Sin embargo, adquirimos numerosas asignaciones nuevas y realizamos avances en las áreas de transporte no automotriz, tales como ferrocarriles, camiones y aviones comerciales.

Región norte del lejano oriente Aunque la economía japonesa siguió luchando, las ventas de Molex aumentaron 16% en dólares estadounidenses y 10% en la moneda local. Las utilidades registraron un incremento de 15% en dólares estadounidenses y de 9% en la moneda local. La región no tuvo una base de ventas tan grande en las industrias de fibra óptica y telecomunicaciones como la tuvo la región de Las Américas. El lejano oriente norte introdujo muchos nuevos productos, especialmente para cámaras digitales, televisores de plasma, computadoras y agendas electrónicas.

También reforzamos nuestra posición en ventas industriales tanto en equipo de producción como de prueba. Un área de crecimiento importante fue nuestra línea de conectores robóticos compactos para la automatización de la producción fabril. Prevemos una mayor expansión de nuestras operaciones industriales en el próximo año.

Región sur del lejano oriente La región de Molex con crecimiento más rápido registró un aumento de ventas de 23% en dólares estadounidenses y de 22% en la moneda local. Las utilidades aumentaron 11% en dólares estadounidenses y 10% en la moneda local. El aumento se debió principalmente a la transferencia de operaciones procedentes de otras regiones, así como a nuevos productos de la región Sur del Lejano Oriente y a la capacidad de aportar producción de alto volumen de conectores y de sistemas integrados.

La Región Sur del Lejano Oriente opera ahora 10 fábricas, con inclusión de 4 en China. En 2003 abrimos dos plantas adicionales en China, las cuales rinden informe a nuestra región norte del Lejano Oriente. En apoyo de las actividades de diseño en la región, hemos creado un centro de desarrollo de productos en Shanghai, que se suma a los centros de Singapur, Taiwán y la India. En la India también se ha radicado nuestro nuevo centro de fabricación de herramental de alta precisión, que abastece a las plantas de Molex en todo el mundo.

Además de nuestros mercados de computadoras, máquinas comerciales y teléfonos móviles, nos estamos preparando para un incremento de la demanda de conectores para el ramo automotriz.

Europa Esta región continua siendo afectada por la recesión. La economía europea lleva un atraso de un año, como mínimo, respecto de la estadounidense, y constituye la región más débil de Molex. Las utilidades aumentaron el 3% en dólares estadounidenses, pero en las monedas locales —la verdadera medida del crecimiento— las ventas disminuyeron en un 11%. El cargo del último cuarto del fiscal 2003 tuvo un impacto considerable en las utilidades de Europa.

Europa ha sido impactada severamente por la caída en la demanda de equipo de telecomunicaciones y el continuo movimiento de la producción de teléfonos móviles al lejano Oriente. Como resultado de la baja en demanda, hemos cerrado dos plantas más pequeñas en Europa Occidental.

En el aspecto positivo, nuestro negocio automotriz tuvo un buen desempeño. Actualmente damos prioridad a las cuentas automotrices e industriales, proveyendo conectores, así como productos integrados hechos en nuestros establecimientos de Polonia y Eslovaquia. Reconocemos que los mercados en Europa han cambiado y hemos ajustado nuestra organización acorde a ello.

LAS OPORTUNIDADES POR VENIR

La economía mundial continúa debilitada y prevemos una mejora muy modesta para el próximo año. Seguiremos beneficiándonos de la viabilidad a largo plazo del mercado de conectores globales, que asciende a $24.9 mil millones y aprovecharemos con determinación la solidez fundamental de Molex y nuestra trayectoria de servicio al cliente de nivel superior. Tenemos el compromiso de hacer de Molex la mejor empresa posible.

Para el 2004, pensamos que Molex podrá realizar un crecimiento de ventas de 7% a 11% y una utilidad neta de 7% a 8%, logrando un buen avance hacia el logro de nuestro perdurable objetivo del 10% de retorno en ventas. Con estos resultados, los ingresos por acción crecerán 22% a 38% año tras año, excluyendo el cargo del último cuarto del fiscal 2003 mencionado al inicio de esta carta.

J. Joseph King
Vicepresidente del Consejo de Administración
y Director Ejecutivo

Martin P. Slark
Presidente y Director de Operaciones

Fred A. Krehbiel
Copresidente del Consejo de Administración

John H. Krehbiel, Jr.
Copresidente del Consejo de Administración

在截至 6 月 30 日的財政年度內，銷售額增加 7.7%，達 18 億美元，扣除 2,860 萬美元的費用後淨盈利增長了 11%，達 8,490 萬美元，扣除部分主要是電訊基礎設施業務的重組費用。公司的淨利潤達到 4.6%。如果不計算該項特殊費用，利潤上升幅度將達 17.2%，利潤率達 6.2%。

我們在全球連接器行業保持了強有力的第二名的位置，並且在幾乎所有我們服務的領域內取得了更多的市場佔有率。我們在連接器行業最嚴重、歷時最久的下滑中取得上述成就，因此尤為可貴。2002 年和 2003 年，市場下滑了 30%。

成就歸功於 Molex 的各位員工。世界各地的員工團隊透過提高工作效率和精簡製造行動，減低物料成本，改良製程，提升交貨效率。對他們的貢獻，我們深表感謝。

發揮本公司的優勢

藉助 Molex 的核心優勢，我們安然渡過嚴酷的經營環境。我們的優勢包括財務穩定、再投資率高、機構精幹而有競爭力、技術領先。由於本公司產品種類齊全，而且業務分散在全球各地、各行業及各類客戶，因此收到平衡營收的效果。

另外，我們持續努力，使客戶與本公司辦理業務的過程更趨簡單。透過 www.molex.com 網站，客戶可瞭解我們的整個產品線，獲取報價以及索訂樣品。2003 年，該網站吸引了五百萬人次訪問，每月下載 65,000 份銷售資料。訪客可使用八種語文搜尋資料，或連線至我們新設的中文網站。

作為惟一擁有充分全球化通信系統的連接器公司，我們能夠更好地鑒別業務機會，預測銷售收入，管理客戶計畫。2003 年，我們運用該系統將準時交貨率提高了 22%，並將訂單至發貨的周轉時間降低了 11%。

此外，我們還致力於最大限度減小對環境的影響。在本公司全球的相關工廠中，獲得 ISO-14000 認證者已超過 50%，其他工廠也在朝這一目標而努力。另外，由於客戶為遵守歐洲的法規將在 2005 年改用無鉛產品，本公司在向客戶提供有效的解決方案方面正取得進展。

各區域的業績

美洲 2003 年，銷售額的成長遇到挑戰，營收比上一年下降 3%，利潤額降低 2%。但是，該地區成功地減低了物料成本和加工費用，同時縮短了向客戶交貨的時間。

我們在數據儲存、消費、工業及醫療市場開拓了新業務。此外，本公司整合產品部已找到利用 Molex 現有部件製造半製成組件及完整設備的新機會。不過，這些成就剛剛足以抵銷光纖及電訊需求下降的不利影響。

在汽車業務方面，由於客戶推遲生產計劃，市場一直沒有起色。但是，我們在鐵路、卡車、商用航空電子設備等非汽車運輸方面贏得了許多新項目並取得進展。

遠東北區盡管日本經濟持續不振，Molex 的銷售額以美元計算仍然增加 16%，以本地貨幣計算增加 10%。該地區在光纖及電訊產品方面的銷售基礎不如美洲區雄厚。同時遠東北區開發了許多新產品，尤其是數碼相機、等離子電視，電腦及其他手提式產品。

在生產及測試用設備的工業銷售方面，我們也鞏固了已有的地位。用於工廠自動化的小型機器人連接器產品成長顯著。工業性業務預計明年將進一步擴大。

遠東南區該區是 Molex 業務成長最快的地區，以美元計算的銷售額增加 23%，以當地貨幣計算增加 22%。以美元計算的利潤額增加 11%，以當地貨幣計算增加 10%。銷售額成長主要歸功於以下原因：Molex 的業務從其他地區轉入本地區；本地區推出了新產品；本地區既能大量生產連接器，又能提供整合的系統。

目前，我們在遠東南區擁有十家工廠，其中有四家在中國。2003 年我們在中國新開設了兩家工廠，歸屬於本公司東亞北區。為支援該地區的設計活動，我們在上海增設了一個產品研發中心，為新加坡、台灣和印度提供支援。此外，我們在印度還新設了高精密模具設計中心，為世界各地的 Molex 工廠服務。

除電腦、商用機器、移動電話市場之外，我們預計汽車連接器市場的需求將有上升。

歐洲該地區繼續受到衰退的影響。歐洲經濟的走勢比美國滯後至少一年，使該地區成為 Molex 最為疲弱的區域。營收額以美元計算增加 3%，但以本地貨幣計算（衡量成長的正確方法）下降了 11%。歐洲的利潤受到 2003 年第四季度特殊費用的嚴重影響。

來自電訊設備訂單的減少，以及持續地將移動電話生產移到遠東南區，給予歐洲嚴重的打擊。由於缺乏總體需求，我們關閉了設在西歐的兩家較小的工廠。

好的方面是，該區的汽車業務表現出色。本公司正逐漸將重心轉向汽車和工業客戶，向其提供連接器及由設在波蘭和斯洛伐克的工廠生產的整合產品。我們認識到歐洲的市場已發生變化，因此已相應調整了組織架構。

未來的機會

全球經濟仍然疲軟，我們認為明年的好轉將十分有限。我們將繼續得益於 249 億美元的全球連接器市場的長期活力，並將大力提升 Molex 的基礎實力，鞏固我們優異的客戶服務記錄。本公司將盡最大努力使 Molex 成為最傑出的公司。

展望 2004 年，我們相信 Molex 能夠達到 7% 至 11% 的銷售成長，獲得 7% 至 8% 的淨利潤，從而在再次達到 10% 的長期利潤率目標方面取得重大進展。這樣，若扣除本函開始提到的 2003 年第四季度特殊費用，則年度每股收益將上升 22%，達至 38%。

J. Joseph King
副董事長兼首席執行長

Martin P. Slark
總裁兼營運長

Fred A. Krehbiel
共同董事長

John H. Krehbiel, Jr.
共同董事長

未來一年中 Molex 面臨的最大挑戰是什麼？未來兩年？未來五年？我們必須持續努力恢復成長。我們的工作重點將是創造需求，讓我們的新產品引擎在全球各地運轉更平穩。長遠來看，需要繼續最大限度提升資產回報率，與客戶整合，優化我們的供應鏈。 Molex 已經為這些挑戰做好準備：我們知道需要採取什麼措施，我們有信心實現目標。

這麼多公司無法保持成長和贏利，為什麼 Molex 能持續保持成長和盈利？主要原因是我們擁有傑出的全球員工團隊。再有，我們持續投資於新產品，堅持客戶至上的理念。此外，我們還以持續改進的理念鞭策自己，在日常每一件工作中都堅持這一理念。

Molex 的長期製造策略是什麼，特別是在勞工成本低的國家？為了在所有產品上全面展開競爭，其中包括成熟產品，我們一直在將某些產品和勞工密集型業務遷往成本較低的地區，例如中國、印度、東歐、墨西哥。另外，有些關鍵客戶堅持讓我們在這些國家製造某些產品。

但是，我們將在客戶擁有自身產品研發機構而我們擁有關鍵技術人力和業務經驗的國家保持新產品研發和高科技製造機構。我們理解，本公司的許多客戶不希望製造地點距離其產品的消費地點過遠。

今年， Molex 是否奪得了競爭對手的市場份額？是的，但是要記住，這是一個緩慢的過程。要取得成長，不是實施幾項大計畫就能做到的，要積成千上萬的小勝為大勝。新機會要帶來營收，在高端電腦業需要一年或更長的時間，在汽車業往往需要三年時間。

追蹤連接器行業的分析師大都認為，市場佔有率正向大型供應商集中。您是否也持有相同的觀點？宏觀資料顯示，少數幾家供應商的市場佔有率越來越高。我相信情況的確如此。客戶正在減少供應商的數量，而且由於中小型連接器公司無錢投資於新的產品和服務，在經濟疲軟的情勢下，這種整合呈現出加速的趨勢。

未來三年內， Molex 預計哪些市場的成長最快？消費電子產品依然是我們的機會所在，尤其是在數碼化方面。另外，我們認為無線等產品也有潛力。汽車業務將有成長，原因是電子產品對機動車輛的滲透逐步加深。工業應用業務也會有成長，原因是我們重視這一領域。此外，我們還重視醫療電子產品，這是一個令人激動的領域，目前我們進入該領域的程度相對較低。

Molex 正在投資哪些技術，以創造未來的營收？小型化以及信號速度和密度是我們目前的主要努力方向，要將精密度和性能推向新的水準。另外，我們還在運用技術手段來增進與客戶的關係。我們不僅提供產品，而且用資訊、物流、設計、測試服務來包裝產品。

Molex 是否因為其全球電腦系統而獲得了競爭優勢？完全正確。這套系統幫助我們理解和管理全球客戶，增進統一化全球服務，提升生產率。另一優勢是，系統的全球整合讓本公司管理層在內部監管上更有把握。憑藉此類監管的優勢，可以確保財務業績資訊及時而可靠。

為什麼 Molex 維持如此多的現金結餘？憑藉強大的現金結餘，我們可自由地做出收購與合資機會方面的投資決策，而毋須擔心資金來源。對於尋求可靠的長期支援的全球客戶，實力雄厚的資產負債表也是爭取客戶的有利條件。我想強調一點，那就是我們在這方面的保守作風對我們帶來了有利的結果。

總體而言，資產回報率在 Molex 的財務比率中處於落後狀態。現已制定哪些計劃來提升資產回報率？由於我們維持保守的現金頭寸，也由於我們在製造上是垂直整合，並選擇購買工廠而不是租賃工廠，所以我們的資產回報率看起來總是要低一點。我們持有大量的固定資產，一方面是個負擔，但是另一方面，也能對產品品質和成本實施有力的內部監管。在減少存貨方面，我們一直在取得進展。本公司還正在檢核所有潛在的固定資產，使折舊量回到合理的狀態。

Molex 將利潤目標定在銷售淨回報率為 10% ，這是如何制定的？是否可持續？這可以追溯到本人還沒有來 Molex 任職的時期。隨著公司日益成熟，要在不舉債的情況下獲得成長所需的資金，就必須達到這種程度的回報率。我相信，本公司定可恢復業務，達致這個目標。為此，我們需要保持高於競爭對手的投資，以求得更高的成長，更高的盈利。

Molex 如何處理公司內部監管的問題？本公司以最嚴格的公開化和誠信標準為基礎，我很自豪能成為這家公司的一員。對於我們堅持公司內部監管的最高標準，我有無比的信心。過去一年，本公司努力確保不但在實質上、而且在形式上也遵守最嚴格的標準。

Shareholders' Information

Directors

Fred A. Krehbiel
Co-Chairman

John H. Krehbiel, Jr.
Co-Chairman

Michael J. Birck

Douglas K. Carnahan

Michelle L. Collins

Edgar D. Jannotta

J. Joseph King

Fred L. Krehbiel

Joe W. Laymon

Donald G. Lubin

Masahisa Naitoh

Dr. Robert J. Potter

Martin P. Slark

Corporate Officers

Fred A. Krehbiel
Co-Chairman

John H. Krehbiel, Jr.
Co-Chairman

J. Joseph King
Vice Chairman and Chief Executive Officer

Martin P. Slark
President and Chief Operating Officer

Ronald L. Schubel
Executive Vice President

James E. Fleischhacker
Executive Vice President

Robert B. Mahoney
Executive Vice President, Treasurer and Chief Financial Officer

Werner W. Fichtner
Vice President

Goro Tokuyama
Vice President

Kathi M. Regas
Vice President

Louis A. Hecht
Secretary and General Counsel

Stock Transfer Agent

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602

Common Stock and Class A Common Stock

Molex Common Stock (Symbol MOLX) and Molex Class A Common Stock (Symbol MOLXA) are traded on the National Market System (NASDAQ) and the London Stock Exchange. Options are traded on the Chicago Board Options Exchange (CBOE).

Notice of Annual Meeting

The annual meeting of Molex shareholders will be at 10 a.m. Friday, October 24, 2003 at the Wyndham Hotel, 3000 Warrenville Road, Lisle, Illinois 60532.

Form 10-K

Form 10-K report of Molex is available by writing to the Corporate Secretary or visiting our website, www.molex.com.

Independent Auditors

Deloitte & Touche LLP

www.molex.com

The Molex website contains useful information about the company, its products and services, global locations and job listings. In addition, matters found under the "Investors" tab include:

Annual Report

Financial Press Releases

SEC Insider Trading Reports

Code of Business Conduct and Ethics

Board of Directors Committee Charters (Corporate Governance)

Forward-looking Statement

This document contains various forward-looking statements. Statements in this document that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include: economic conditions in various regions, product and price competition, raw material prices, foreign currency exchange rate changes, interest rate changes, technology changes, patent issues, litigation results, legal and regulatory developments and other risks and uncertainties described in documents filed with the Securities and Exchange Commission.

Trademarks

Advantage; Avikrimp; AX!D*; BackFlip; Beau*; Beauplug*; BLC; Boss*; BSC/BSCII; C-Grid*; C-Grid III; Claspcon; CoAxid; COMPODRE; Condor; CoolFin; CRC; DataGate; DL-50; DMS-59; DS 50; Dualcon; Eagle; Easy-On; EBBI; ETC; Euro C; Euromate*; Euromod*; Eurostyle*; FlexJumper; FlexPlane; Flextran; Hawk; HBMT; H-DAC 64; HDX; HiSpec; HiSpec GS; HMC; HTC; HyperJack; iCool; Industrial Interfaces; InsulKrimp; Jet-Flecs*; KATT*; KK*; Krimptite; LaneLink; LFH; MagKrimp; Metrec; MFB; Mi II; Micro-C; MicroClasp; MicroCross; Micro-Fit 3.0; Micro-Fit 3.0, BMI; Milli-Grid; Milli-Z; Mini-AXID; mini-B; Mini-C; Mini-Cam; Mini-FA; Mini-Fit*; Mini-Fit BMI; Mini-Fit BMI Slide-and-Lock; Mini-Fit CPI; Mini-Fit HCS; Mini-Fit IDT; Mini-Fit Jr.; Mini-Fit SMC; Mini-Fit Sr.; Mini-Fit TPA; Mini Mi II; Mite-Y-Pin; MLX; Mobi-Mate; Molex*; Molex-ETC; Molex Premise Networks; MOLIC; MP-Lock; MIC; MUSIC; MuxLink; MX*; MX150; MX150L; MX-50; MXII; MX-PLUS; MZP; NylaKrimp; Omnigrid*; PanelMate; ParaLink; ParaLink-P; Perma-Seal; Phoenix; Picoflex; Pinsetter*; Plateau HS Dock; Plateau HS Mezz; Power Bladz; Power Dock; PowerPlus; Premo-Flex; QF-50; Qik-Flecs; Radial Fin; Real Time; Sabre; SEMCONN; Sherlock; SL; SliderZ; SlimStack; Snapper; Spectre; Spirit; SPOX; Synergy; TDP; TelEnable; TM-40; TPA; Triad; Trifurcon; Twin-Stack; Ulti-Mate; Ultra+; VersaKrimp; VibraKrimp; Wafercon; Wire Trap-Lite; Xpress-Lock; Zifcon; Zipcon; Zyton; Z-Zone

*Registered trademarks of Molex Incorporated.

Bringing People & Technology Together, Worldwide[SM]

Corporate Headquarters
2222 Wellington Court
Lisle, Illinois 60532
U.S.A.
Tel: 630-969-4550
www.molex.com

Americas Headquarters
Lisle, Illinois 60532
U.S.A.
Tel: 1-800-78MOLEX
amerinfo@molex.com

Far East North Headquarters
Yamato, Kanagawa,
Japan
Tel: 81-462-65-2324
feninfo@molex.com

Far East South Headquarters
Jurong, Singapore
Tel: 65-6-268-6868
fesinfo@molex.com

European Headquarters
Munich, Germany
Tel: 49-89-413092-0
eurinfo@molex.com